   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 22, 1995



                                                       REGISTRATION NO. 33-64391

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         AMERICAN FINANCIAL GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    OHIO
        (State or other jurisdiction                              31-1422526
             of incorporation or                                (IRS Employer
                 organization)                               Identification Number)

                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-2121
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                            ------------------------

       WITH COPIES TO:                              JAMES C. KENNEDY, ESQ.                               WITH COPIES TO:
                                                           SECRETARY
    GARY P. KREIDER, ESQ.                       AMERICAN FINANCIAL GROUP, INC.                       TIMOTHY E. HOBERG, ESQ.
 KEATING, MUETHING & KLEKAMP                        ONE EAST FOURTH STREET                        TAFT, STETTINIUS & HOLLISTER
    1800 PROVIDENT TOWER                            CINCINNATI, OHIO 45202                            1800 STAR BANK CENTER
   ONE EAST FOURTH STREET                               (513) 579-2538                                  425 WALNUT STREET
   CINCINNATI, OHIO 45202          (Name, address, including zip code, and telephone number,         CINCINNATI, OHIO 45202
       (513) 579-6400                     including area code, of agent for service)                     (513) 381-2838

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 1995


                                4,000,000 Shares

                         American Financial Group, Inc.
                                  Common Stock
                               ($1.00 par value)
                               ------------------

All of the shares of Common Stock, par value $1.00 per share (the "Common Stock") of American Financial Group, Inc. ("AFG" or the "Company") offered hereby are being sold by the Company (the "Offering"). The Company's
       Common Stock is listed on the New York Stock Exchange under the symbol "AFG." On November 21, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange composite tape was $28.625 per share. See "Price
               Range of Common Stock and Dividends."

                               ------------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
     AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" ON PAGE 13.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
        HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
               EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  Underwriting
                                                   Price to      Discounts and     Proceeds to
                                                    Public        Commissions      Company (1)
                                                --------------   --------------   --------------
Per Share....................................         $                $                $
Total (2)....................................   $                $                $


(1) Before deduction of expenses payable by the Company estimated at $        .


(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 600,000 additional shares of Common Stock to cover over-allotments of shares. If the
    option is exercised in full, the total Price to Public will be $     ,
    Underwriting Discounts and Commissions will be $     and Proceeds to Company
    will be $          .
                               ------------------

     The shares of Common Stock are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that
the shares of Common Stock will be ready for delivery on or about December   ,
1995.

CS First Boston

                             Donaldson, Lufkin & Jenrette
                                  Securities  Corporation

                                                        Furman Selz Incorporated
               The date of this Prospectus is December   , 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Offering. This Prospectus does not contain all the information, exhibits and undertakings contained in the Registration Statement, to which reference is hereby made. Statements contained in this Prospectus as to the terms of any contract or other document are not necessarily complete with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement. Reference is made to the exhibits for a more complete description of the matter involved. Such reports, proxy and information statements, the Registration Statement and other information filed with the Commission by AFG may be inspected at and obtained from the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Suite 1400, 500 West Madison Avenue, Chicago, Illinois, and at 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained, at prescribed rates, by mail from the Public Reference Section of the Commission at its Washington, D.C. address set forth above. In addition, material filed by the Company can be obtained and inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 (the "NYSE"), on which AFG's Common Stock is listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates by reference certain documents relating to the Company which are not delivered herewith. These documents (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) are available, without charge, on oral or written request by any person to whom this Prospectus is delivered. Written or telephone requests should be directed to Fred J. Runk, Senior Vice President and Treasurer, One East Fourth Street, Cincinnati, Ohio 45202, telephone (513) 579-2488. The following documents, which have been filed by the Company and its predecessors with the Commission, are hereby incorporated by reference in this
Prospectus:

American Financial Group, Inc. (File No. 1-11453):

          (i) Quarterly Reports on Form 10-Q for the periods ended June 30, 1995 and September 30, 1995;

          (ii) Current Reports on Form 8-K dated May 30, 1995 and August 29, 1995; and

          (iii) The description of the Common Stock contained in the Company's Registration Statement on Form 8-B filed on April 17, 1995.

American Premier Underwriters, Inc. (File No. 1-1569):

          (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

          (ii) Quarterly Report on Form 10-Q for the period ended March 31,
               1995;

          (iii) Current Report on Form 8-K dated April 7, 1995; and

          (iv) Proxy Statement/Prospectus filed on February 21, 1995.

American Financial Corporation (File No. 1-7361):

          (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

          (ii) Quarterly Report on Form 10-Q for the period ended March 31, 1995; and

          (iii) Current Report on Form 8-K dated April 7, 1995.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                               ------------------

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.
                               ------------------

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                               ------------------

     THE LAWS OF VARIOUS STATES PROHIBIT ANY PERSON OR ENTITY FROM DIRECTLY OR INDIRECTLY ACQUIRING 10% OR MORE (5% OR MORE IN ALABAMA AND FLORIDA) OF THE VOTING CONTROL OF ANY DOMESTIC INSURANCE HOLDING COMPANY WITHOUT APPROVAL OF SUCH STATE'S RESPECTIVE COMMISSIONER OF INSURANCE.

                              CORPORATE STRUCTURE

     The following summary organizational chart illustrates the corporate relationships among the Company and certain of its subsidiaries and does not reflect precise ownership relationships.


                                          ------------------------------
                                          I                            I
                                          I     AMERICAN FINANCIAL     I
                                          I         GROUP, INC.        I
                                          I                            I
                                          ------------------------------
                                                        I
                                                        I
                ----------------------------------------I
                I                                       I
                I                                       I
-----------------------------------       ------------------------------                        ----------------------------
I                                 I       I                            I                        I                          I
I        AMERICAN PREMIER         I       I     AMERICAN FINANCIAL     I            ------------I     AMERICAN ANNUITY     I
I       UNDERWRITERS, INC.        I       I         CORPORATION        I            I           I       GROUP, INC.        I
I                                 I       I                            I            I           I                          I
I    (NON-STANDARD AUTOMOBILE,    I       ------------------------------            I           ----------------------------
I       CALIFORNIA WORKERS'       I                     I                           I                         I
I     COMPENSATION INSURANCE)     I                     I                           I                         I
I                                 I       ------------------------------            I      --------------------------------------
-----------------------------------       I                            I            I      I                                    I
                                          I       GREAT AMERICAN       I            I      I           GREAT AMERICAN           I
                                          I    HOLDING CORPORATION     I            I      I           LIFE INSURANCE           I
                                          I                            I            I      I               COMPANY              I
                                          ------------------------------            I      I                                    I
                                                        I                           I      I     (TAX SHELTERED ANNUITIES,      I
                                                        I                           I      I     LIFE AND HEALTH INSURANCE)     I
                                    -------------------------------------------     I      I                                    I
                                    I                                         I     I      --------------------------------------
                                    I             GREAT AMERICAN              I     I
                                    I           INSURANCE COMPANY             I     I
                                    I                                         I------
                                    I     (SPECIALTY, MULTI-LINE PROPERTY     I
                                    I         AND CASUALTY INSURANCE)         I
                                    I                                         I
                                    -------------------------------------------

                               PROSPECTUS SUMMARY

     This summary is qualified by the more detailed information and financial statements appearing elsewhere, or incorporated by reference, in this Prospectus. Unless otherwise indicated, all information in the Prospectus assumes that the over-allotment option granted to the Underwriters is not exercised. All financial data and ratios presented in this Prospectus have been determined in accordance with generally accepted accounting principles ("GAAP") except where otherwise indicated. Discussion of the Company's business prior to the Merger (as defined below) reflects the combined insurance operations of American Premier Underwriters, Inc. and American Financial Corporation.

                                  THE COMPANY

OVERVIEW

     American Financial Group, Inc. ("AFG" or the "Company") is a holding company which, through its subsidiaries, is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities. AFG's property and casualty operations originated in 1872 and are the sixteenth largest property and casualty group in the United States based on 1994 statutory net premiums written of $3.1 billion. AFG was formed through the combination of American Premier Underwriters, Inc. ("APU") and American Financial Corporation ("AFC") in a merger transaction completed on April 3, 1995 (the "Merger"). At September 30, 1995, the Company had total assets of $13.9 billion and shareholders' equity of $1.1 billion.

     The Company's strategy is to build shareholder value as a property and casualty insurance and annuity specialist by:

     - Concentrating on specialty insurance lines. Seventy-eight percent of 1994 property and casualty statutory net premiums written were from lines of business which the Company considers to be specialty insurance lines. Management believes that such lines offer greater profit potential for AFG and added value for its customers. The Company's annuity business similarly concentrates on specialty business, marketing annuities principally to employees of primary and secondary educational institutions and hospitals, and recently has expanded by acquisition into the financial institution, payroll deduction and pre-need funeral markets.

     - Achieving superior underwriting results. AFG's property and casualty insurance operations have operated at a lower combined ratio than the property and casualty insurance industry in each of the last ten years. Management believes that its record of producing superior underwriting results can be attributed to its concentration on specialty insurance lines, pricing discipline, focus on profitability rather than premium growth and management compensation plans which reward unit managers based primarily on underwriting results.

     - Operating on a decentralized basis. The Company's insurance business is conducted through approximately 30 separate business units. Each unit has independent management with significant operating autonomy to oversee the important operational functions of the business unit including underwriting, pricing, marketing, policy processing and claims service. Management believes that operating on a decentralized basis promotes creativity and entrepreneurship within the Company, enhances its ability to act quickly and opportunistically in each of its insurance markets, enables the Company to provide a high level of service to its insureds and, as a result, has contributed to the Company's record of superior underwriting performance.


     - Continuing to strengthen its balance sheet. Since the Merger, the Company has reduced its debt to capital ratio from 58.4% to 44.8% at September 30, 1995. As adjusted for net reductions of debt which have occurred through November 15, 1995, the debt to capital ratio would have been 42.4% at September 30, 1995. The Company will use the proceeds of the Offering to further reduce subsidiary holding company debt. On a pro forma basis, taking into account the fourth quarter 1995 net debt reduction and the application of the net proceeds of the Offering, AFG's consolidated debt to capital ratio will be further reduced to 37.9%. See "Capitalization."

PROPERTY AND CASUALTY INSURANCE OPERATIONS


     The Company manages and operates its property and casualty insurance business in three major business segments: Non-Standard Automobile Insurance; Specialty Lines; and Commercial and Personal Lines. Each segment is comprised of multiple business units which operate autonomously but with strong central financial controls and full accountability. Decentralized control allows each unit the autonomy necessary to respond to local and specialty market conditions while capitalizing on the efficiencies of centralized investment, actuarial, financial and legal support functions. Management's focus on underwriting profitability has resulted in a statutory combined ratio averaging 101.1% for the period 1990 to 1994, as compared to 109.9% for the property and casualty industry over the same period (Source: A.M. Best Company, Inc. ("A.M. Best")). The statutory combined ratio for the first nine months of 1995 was 103.5%, which includes 1.4% from losses recorded in the second quarter due to Texas hailstorms in late April and early May.


     The following table presents net premiums written data for the Company's property and casualty insurance business:

                                                     NINE MONTHS ENDED                  YEAR ENDED
                                                     SEPTEMBER 30, 1995             DECEMBER 31, 1994
                                                   ----------------------         ----------------------
                                                   DOLLARS     PERCENTAGE         DOLLARS     PERCENTAGE
                                                   --------    ----------         --------    ----------
                                                                   (DOLLARS IN MILLIONS)
Non-Standard Automobile.........................   $  930.8         40%           $1,154.1         37%
Specialty Lines.................................      861.2         37             1,282.0         41
Commercial and Personal Lines...................      525.5         23               682.5         22
Other lines(a)..................................        0.8         --                 5.9         --
                                                   --------        ---            --------        ---
                                                   $2,318.3        100%           $3,124.5        100%
                                                    =======    ========            =======    ========

---------------

(a) Represents discontinued insurance operations.

Non-Standard Automobile Insurance

     AFG's Non-Standard Automobile Insurance group (the "NSA Group") writes automobile insurance policies for drivers who may represent higher-than-normal risks due to a record of prior accidents, traffic violations or other factors. AFG believes that it is the second largest writer of this coverage through independent agents and the fifth largest overall in the U.S. Management believes that its careful selection of risks and pricing has contributed to its underwriting success compared to industry averages. The NSA Group writes business in 41 states and the United Kingdom with over one million policies in force covering approximately 1.6 million vehicles.

Specialty Lines

     AFG's Specialty Lines insurance operations include a highly diversified group of over 25 specialty business units offering a wide range of commercial and specialty coverages. Major lines in this group include California workers' compensation, executive liability, ocean and inland marine, agricultural-related coverages, non-profit liability, umbrella and excess and surplus lines. Specialization is the key element to the underwriting success of these business units. These specialty lines are opportunistic, and their premium volume will vary by product based on current market conditions.

Commercial and Personal Lines

     The Company's Commercial and Personal Lines insurance business consists primarily of standard automobile and homeowners' insurance and commercial multi-peril, workers' compensation, umbrella, excess and general liability insurance. In the Commercial Lines businesses, the Company emphasizes underwriting profitability by intensely targeting specific customer groups and markets that have adequate rate level potential and by stressing customer service and retention of business. In the Personal Lines businesses, the Company emphasizes the use of market segmentation data to price its products more accurately for different insureds. In order to improve its underwriting results in standard personal automobile insurance, the Company is focused on further refining its market segmentation techniques and implementing selective premium rate increases where needed. The Company has aggressively reduced exposure to catastrophes in homeowners' insurance by reducing the number of policies written in geographic areas that are known to be susceptible to weather-related events and by increasing policy deductibles.

ANNUITY OPERATIONS

     As a complement to its property and casualty insurance business, the Company operates an annuity business through its 81%-owned subsidiary, American Annuity Group, Inc. ("AAG"). The remaining common stock of AAG is publicly held and trades on the NYSE. At September 30, 1995, the market capitalization of AAG was approximately $474 million. AAG's principal insurance subsidiary, Great American Life Insurance Company ("GALIC"), issues and services tax-deferred annuities, principally to employees of primary and secondary educational institutions and hospitals, and expects to begin marketing variable annuities in the fourth quarter of 1995. GALIC had over $5.4 billion in assets at September 30, 1995, and ranked among the top 5% of all U.S. stock life insurance companies based on total assets at December 31, 1994.

     AAG has recently broadened its distribution channels and product offerings by acquiring Laurentian Capital Corporation ("Laurentian") in November 1995. Laurentian sells life, accident and health insurance and annuities to the financial institution and payroll deduction markets and sells individual life insurance and annuity policies in the pre-need funeral market through its subsidiaries, Loyal American Life Insurance Company ("Loyal") and Prairie States Life Insurance Company ("Prairie"). See "Business -- Annuity Operations."

     The following table sets forth selected financial data of GALIC for each of the periods indicated:

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                            -----------------     ----------------------------
                                             1995       1994       1994       1993       1992
                                            ------     ------     ------     ------     ------
                                                          (DOLLARS IN MILLIONS)
    Annuity receipts......................  $  338     $  313     $  443     $  400     $  361
    Total assets at end of period.........   5,432      4,965      5,044      4,883      4,436

THE MERGER

     AFG was formed for the purpose of acquiring AFC and APU. At the date of the Merger, AFC held 18.7 million shares of APU (44% of the then-outstanding shares). In the Merger, the Company issued 71.4 million shares of its Common Stock in exchange for all of the outstanding common stock of AFC and APU. The
18.7 million shares of Common Stock held by AFC and its subsidiaries are accounted for as retired.


     The Merger was consistent with APU's previously announced intention to consummate a significant acquisition in the property and casualty insurance industry. AFC's property and casualty and annuity business lines were complementary to APU's non-standard automobile and California workers' compensation insurance businesses with very little product line or geographic duplication of operations. The composition of AFG's property and casualty insurance business is oriented towards specialty insurance lines, which management believes have the most potential for growth and profitability. Approximately 78% of AFG's 1994 net written premiums were derived from specialty lines of business. As a result of the Merger, AFG's combined insurance operations have become significantly more diversified, which management believes will provide earnings stability and a broader base of expertise to take advantage of new business and acquisition opportunities. Property and casualty insurance business lines can be affected by factors specific to a locality or region, such as insurance regulatory issues in specific states or losses due to localized severe weather conditions. Product line diversification has become particularly important with non-standard automobile insurance and California workers' compensation businesses facing more competitive markets. Because of the large holding of APU stock by AFC at the date of the Merger, a stock-for-stock acquisition of AFC was effected with a substantially smaller increase in the overall number of shares of Common Stock outstanding after the acquisition than would have been involved in an acquisition of an unaffiliated company of comparable size. The opportunity to invest APU's excess cash in AFC's insurance business through the retirement of high cost debt, coupled with management efficiencies, offered the possibility of substantially increased earnings per share following an acquisition.

     For financial reporting purposes, because the former shareholders of AFC owned more than 50% of AFG following the Merger, the Merger was accounted for as a reverse acquisition whereby AFC was deemed to have acquired APU. As a result, the financial statements of the Company for periods prior to the Merger are those of AFC. The operations of APU are included in AFG's financial statements from the effective date of the Merger.

DEBT REDUCTIONS


     Since the Merger in April 1995, approximately $600 million of AFC and APU debt has been retired or replaced with lower cost debt, resulting in a reduction of aggregate debt by approximately one-third and a reduction in the Company's debt to capital ratio from 58.4% at the date of the Merger to 44.8% at September 30, 1995. As adjusted for net debt reductions through November 15, 1995, the debt to capital ratio would have been 42.4% at September 30, 1995. AFG will use the proceeds of the Offering to further reduce subsidiary debt. On a pro forma basis, taking into account the fourth quarter 1995 net debt reduction and the application of the net proceeds of the Offering, AFG's consolidated debt to capital ratio will be reduced further to 37.9% (based upon an assumed public offering price of $28.625 per share). After giving effect to the debt reduction and replacement since the Merger and the application of the proceeds of the Offering, the Company's annual interest expense will have been reduced by approximately $73 million since the date of the Merger. See "Capitalization."


INVESTMENTS

     The Company invests its insurance portfolios in a mix of securities to balance strong total returns with prudent asset preservation. Investments in fixed income securities constituted approximately 93% of the Company's investment portfolio at September 30, 1995. Approximately 95% of the bonds and redeemable preferred stocks held by AFG at that date were rated "investment grade" (credit rating of AAA to BBB-) by a nationally recognized rating agency. See "Business--Investments."

     The Company has generally followed a practice of concentrating its equity investments in a relatively limited number of issues rather than maintaining relatively limited positions in a larger number of issues. This practice permits concentration of attention on a limited number of companies in relatively few industries. A large equity position is often considered attractive to persons seeking to control or influence the policies of a company and AFG believes that a concentration in a relatively small number of companies may permit it to identify investments with above average potential to increase in value. Because of its significant ownership percentage of the voting stock of certain companies, AFG utilizes the equity method of accounting in those companies, which results in AFG including in its results its proportionate share of the investee's earnings and losses. At September 30, 1995, AFG utilized the equity method of accounting with respect to its investments of $255.4 million in Chiquita Brands International, Inc. ("Chiquita"), a world leader in marketing, processing and producing fresh fruit and vegetables, and $72.8 million in Citicasters Inc. ("Citicasters"), an owner and operator of radio and television stations in major metropolitan markets in the United States. As of September 30, 1995, the market values of AFG's investments in Chiquita and Citicasters were $411.6 million and $168.4 million, respectively.

LINDNER FAMILY OWNERSHIP

     As of November 15, 1995, Carl H. Lindner and members of his immediate family (collectively the "Lindner Family") beneficially owned approximately 26.2 million shares or 48.2% of AFG's outstanding Common Stock. After giving effect to the Offering, the Lindner Family will beneficially own approximately 44.9% of the outstanding Common Stock of the Company.

     Between April 3, 1995 (the effective date of the Merger) and November 15, 1995, the Lindner Family purchased 924,890 shares of AFG at an aggregate cost of approximately $21.3 million through open market transactions, exercise of stock options and participation in the Company's Dividend Reinvestment Plan.

                                  THE OFFERING


Common Stock Offered.............................  4,000,000 shares
Common Stock Outstanding after the Offering......  59,493,140(a)
Use of Proceeds..................................  The net proceeds to the Company from the sale of the 4,000,000 shares of Common
                                                   Stock offered hereby, assuming a $28.625
                                                   per share offering price, are estimated to
                                                   be approximately $109.6 million ($126.1
                                                   million if the Underwriters'
                                                   over-allotment option is exercised in
                                                   full) after deducting estimated
                                                   underwriting commissions and Offering
                                                   expenses payable by the Company. The net
                                                   proceeds of the Offering will be used to
                                                   reduce the indebtedness of certain
                                                   subsidiary holding companies, including
                                                   the redemption of $89.6 million principal
                                                   amount of AFC 10% Debentures due 1999
                                                   which are callable at par, with the
                                                   balance of the proceeds used to repurchase
                                                   other subsidiary indebtedness at an
                                                   assumed yield of 10%.
NYSE Symbol......................................  AFG


---------------
(a) Includes 1,373,385 shares held by APU at November 1, 1995 for distribution to certain pre-1978 reorganization creditors and other claimants and excludes 18,666,614 shares held by AFC and American Financial Enterprises, Inc., an 83%-owned subsidiary of AFC.

                          SELECTED SEGMENT DATA OF AFG

     The following combined historical financial data should be read in conjunction with the consolidated financial statements of AFC and APU and the notes thereto incorporated by reference herein.

                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                                                 ---------------------       ----------------------------------
                                                   1995         1994           1994         1993         1992
                                                 --------     --------       --------     --------     --------
                                                                     (DOLLARS IN MILLIONS)

PROPERTY AND CASUALTY
  INSURANCE OPERATIONS:
Net written premiums..........................   $2,318.3     $2,321.9       $3,124.5     $2,666.7     $2,296.3
% Change in net written premiums..............       (0.2%)       18.1%          17.2%        16.1%        11.4%
Net earned premiums...........................   $2,238.6     $2,174.5       $2,936.5     $2,514.4     $2,224.2
Statutory ratios:
  Loss & LAE (a)..............................       74.8%        69.4%          71.0%        69.3%        70.6%
  Underwriting expense........................       26.8         26.4           26.3         26.9         28.1
  Policyholder dividend.......................        1.9          3.6            3.6          2.5          2.3
                                                 --------     --------       --------     --------     --------
  Combined ratio (a)..........................      103.5%        99.4%         100.9%        98.7%       101.0%
                                                 ========     ========       ========     ========     ========
Industry statutory combined ratio (b).........        n/a        109.8%         108.4%       106.9%       115.7%

NON-STANDARD AUTO GROUP
Net written premiums..........................   $  930.8     $  858.9       $1,154.1     $  901.9     $  660.4
% Change in net written premiums..............        8.4%        31.6%          28.0%        36.6%        29.5%
Net earned premiums...........................   $  893.4     $  788.1       $1,071.9     $  804.4     $  594.8
Statutory ratios:
  Loss and LAE (c)............................       83.3%        75.6%          76.0%        72.5%        69.7%
  Underwriting expense........................       21.9         23.6           23.7         24.4         26.1
                                                 --------     --------       --------     --------     --------
  Combined ratio (c)..........................      105.2%        99.2%          99.7%        96.9%        95.8%
                                                 ========     ========       ========     ========     ========
SPECIALTY LINES
Net written premiums (d)......................   $  861.2     $  967.5       $1,282.0     $1,092.6     $  930.9
% Change in net written premiums..............      (11.0%)       16.0%          17.3%        17.4%        13.4%
Net earned premiums...........................   $  823.0     $  900.6       $1,210.1     $1,042.6     $  898.6
Statutory ratios:
  Loss and LAE (e)............................       67.1%        63.4%          66.9%        64.8%        64.4%
  Underwriting expense........................       29.0         25.3           25.3         23.4         22.5
  Policyholder dividend.......................        4.7          8.2            8.3          6.0          5.3
                                                 --------     --------       --------     --------     --------
  Combined ratio (e)..........................      100.8%        96.9%         100.5%        94.2%        92.2%
                                                 ========     ========       ========     ========     ========
COMMERCIAL AND PERSONAL
Net written premiums..........................   $  525.5     $  489.9       $  682.5     $  665.6     $  699.7
% Change in net written premiums..............        7.3%         2.2%           2.5%        (4.9%)       (4.3%)
Net earned premiums...........................   $  521.0     $  484.8       $  655.9     $  663.7     $  725.5
Statutory ratios:
  Loss and LAE (f)............................       68.6%        66.1%          67.0%        65.0%        76.8%
  Underwriting expense........................       31.4         33.3           32.4         36.0         37.2
  Policyholder dividend.......................        0.5          0.7            1.0           --          0.6
                                                 --------     --------       --------     --------     --------
  Combined ratio (f)..........................      100.5%       100.1%         100.4%       101.0%       114.6%
                                                 ========     ========       ========     ========     ========
ANNUITY OPERATIONS:
Annuity receipts
  Flexible premium deferred annuities.........   $  178.2     $  180.3       $  246.7     $  270.0     $  281.3
  Single premium deferred annuities...........      160.1        132.8          196.0        130.1         79.4
                                                 --------     --------       --------     --------     --------
    Total annuity receipts....................   $  338.3     $  313.1       $  442.7     $  400.1     $  360.7
                                                 ========     ========       ========     ========     ========
% Change in annuity receipts..................        8.0%         6.1%          10.6%        10.9%       (21.6%)
Investment income.............................   $  300.9     $  281.0       $  376.7     $  358.2     $  334.0

---------------

(a) In the first nine months of 1995, Texas hailstorm losses which occurred in late April and early May increased the loss and LAE ratio and combined ratio by 1.4% and reserve strengthening in the NSA Group in the third quarter increased these ratios by 0.6%.

(b) Ratios for the years 1992 to 1994 are derived from A.M. Best Best's Aggregates and Averages Property-Casualty. The ratio for the first nine months of 1994 is derived from BestWeek Property/Casualty Supplement (December 21, 1994 edition).

(c) In the first nine months of 1995, Texas hailstorm losses increased the loss and LAE ratio and the combined ratio by 1.8% and reserve strengthening in the third quarter increased these ratios by 1.6%.

(d) The decline in net written premiums during 1995 is due primarily to the decrease in California workers' compensation writings.

(e) In the first nine months of 1995, Texas hailstorm losses increased the loss and LAE ratio and the combined ratio by 1.3%.

(f) In the first nine months of 1995, Texas hailstorm losses increased the loss and LAE ratio and the combined ratio by 0.8%.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The summary unaudited pro forma financial information set forth below gives effect to (i) the Merger assuming it was consummated on January 1 of each period presented for purposes of the income statement data and (ii) the Offering for purposes of the balance sheet data. The pro forma effect of the Offering on AFG's net earnings per share is not expected to be material. This information should be read in conjunction with the pro forma financial information appearing herein under the heading "Unaudited Pro Forma Financial Information" and the separate historical financial statements and related Management's Discussion and Analysis of Operations and Financial Condition of each of AFG, APU and AFC which are incorporated herein by reference.

     The unaudited pro forma financial information does not necessarily reflect the Company's results of operations which would have actually resulted had the Merger occurred as of the dates indicated above, nor should they be taken as indicative of the future results of operations of the Company.

                                                        NINE MONTHS ENDED       YEAR ENDED
                                                        SEPTEMBER 30, 1995   DECEMBER 31, 1994
                                                        ------------------   -----------------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE
                                                                       AMOUNTS)
INCOME STATEMENT DATA:
Property and casualty premiums........................       $2,238.6            $ 2,936.5
          Revenues....................................        2,980.7              3,831.6
Property and casualty loss, loss adjustment and
  underwriting expense and policyholder dividends.....        2,287.6              2,938.0
Interest on borrowed money............................           89.5                112.7
Earnings from continuing operations before income
  taxes...............................................          186.6                134.5
Net earnings from continuing operations...............          139.6(a)              58.7(b)
Net earnings per common share from continuing
  operations..........................................          $2.63(a)             $1.11(b)


                                                                    SEPTEMBER 30, 1995
                                                            -----------------------------------
                                                              ACTUAL            AS ADJUSTED (C)
                                                            -----------         ---------------
                                                                  (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Total assets..............................................  $13,942,630           $13,942,630
Long-term debt............................................    1,139,957               926,476
Minority interest.........................................      305,026               305,026
Shareholders' equity......................................    1,100,493             1,210,113
Long-term debt as a percentage of total capitalization....         44.8%                 37.9%
Book value per share......................................       $19.90                $20.41


---------------
(a) On a pro forma basis, the first nine months of 1995 included net realized gains of $29.1 million. Excluding such gains, earnings from continuing operations were $110.5 million, or $2.09 per share.

(b) During 1994, AFC and APU both reported certain transactions involving disposition of their ownership interests in subsidiaries, affiliates and certain other operations and gains and losses on the sales of investments. Management believes that reported results which include these transactions are not indicative of future results of operations. On a pro forma basis, the after-tax effect of these transactions would be to reduce earnings by $53.3 million, or $1.01 per share, for 1994. Excluding these transactions, pro forma earnings from continuing operations were $112.0 million, or $2.12 per share.


(c) Assumes $89.6 million of the proceeds of the Offering are used to redeem AFC 10% Debentures due 1999 and the balance of the proceeds are used to repurchase other subsidiary holding company indebtedness at an assumed yield of 10%. Also reflects the fourth quarter 1995 net debt reductions. See "Capitalization."

                                  RISK FACTORS

     Prospective investors in the Common Stock should consider carefully all of the information set forth in this Prospectus including the information in the documents incorporated by reference and, in particular, should evaluate the specific factors set forth below for risks involved with an investment in the Company's Common Stock.

HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS

     The Company and its direct subsidiaries, APU and AFC, are organized as holding companies with almost all of their operations being conducted by subsidiaries. These parent corporations, however, have continuing expenditures for administrative expenses, corporate services, the payment of principal and interest on borrowings, common stock dividends and, with respect to AFC, for dividends on AFC preferred stock. The Company, AFC and APU rely primarily on dividends and tax payments from their subsidiaries for funds to meet their obligations.

     As of September 30, 1995, AFC had outstanding long-term debt of $375.3 million; APU had outstanding long-term debt of $381.3 million; Great American Holding Corporation ("GAHC"), a wholly-owned subsidiary of AFC, had outstanding long-term debt of $149.4 million; AAG had outstanding long-term debt of $149.7 million; and other AFG subsidiaries had outstanding long-term debt of $84.3 million.

     Payments of dividends by the insurance subsidiaries of AFC and APU are subject to various laws and regulations which limit the amount of dividends that can be paid without prior approval from the applicable state Department of Insurance. Without such approval, the maximum amount of dividends payable in 1995 to AFC is approximately $95 million. The maximum amount of dividends which may be paid to APU by its subsidiaries during 1995 without such approval is approximately $84 million. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written and the ability to pay future dividends. Furthermore, each state Department of Insurance has broad discretion to limit the payment of dividends by insurance companies domiciled in that state.

     The Company believes that the amounts currently available through dividends and tax payments without approval are sufficient to meet the expenses of the Company, AFC and APU. A prolonged material decline in insurance subsidiary profits or materially adverse insurance regulatory developments, however, could subject the Company, AFC or APU to shortages of cash because of their inability to receive dividends from subsidiaries.

CYCLICALITY OF THE INSURANCE INDUSTRY; IMPACT OF CATASTROPHES

     The Company's insurance subsidiaries operate in a highly competitive industry that is affected by many factors which can cause significant fluctuations in their results of operations. The Company's insurance operations are subject to operating cycles and losses from catastrophes. The property and casualty insurance industry has historically been subject to pricing cycles characterized by periods of intense competition and lower premium rates (a "downcycle") followed by periods of reduced competition, reduced underwriting capacity and higher premium rates (an "upcycle"). The property and casualty insurance industry is currently in an extended downcycle, which has lasted approximately eight years. The underwriting results for the Company's property and casualty operations have been adversely affected by this downcycle, particularly in unfavorable pricing in certain standard commercial lines of business.

     As with other property and casualty insurers, the Company's operating results can be adversely affected by unpredictable catastrophe losses. The Company's insurance subsidiaries generally seek to reduce their exposure to such events through individual risk selection and the purchase of reinsurance. Major catastrophes in recent years included hailstorms in Texas in the second quarter of 1995; the Northridge earthquake in Southern California and the winter storms in the South and Northeast in 1994; winter storms and flooding in the Midwest in 1993; Hurricanes Andrew and Iniki, Chicago flooding and Los Angeles civil disorder in 1992;

and the Oakland fires in 1991. Total net losses to the Company's insurance operations from catastrophes were $58 million in the first nine months of 1995; $56 million in 1994; $30 million in 1993; and $45 million in 1992.

REGULATION

     AFG's insurance subsidiaries are regulated under the insurance and insurance holding company laws of their states of domicile and other states in which they operate. These laws, in general, require approval of the particular insurance regulators prior to certain actions by the insurance companies, such as the payment of dividends in excess of statutory limitations (as discussed under "Holding Company Structure; Dividend Restrictions" above) and certain transactions and continuing service arrangements with affiliates. Regulation and supervision of each insurance subsidiary is administered by a state insurance commissioner who has broad statutory powers with respect to the granting and revoking of licenses, approvals of premium rates, forms of insurance contracts and types and amounts of business which may be conducted in light of the policyholders' surplus of the particular company. The statutes of most states provide for the filing of premium rate schedules and other information with the insurance commissioner, either directly or through rating organizations. The commissioner generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals could have an adverse impact on the operations of the Company's insurance subsidiaries.


     The National Association of Insurance Commissioners ("NAIC") has adopted the Risk Based Capital For Insurers Model Act (the "Model Act") which applies to both life and property and casualty companies. The risk-based capital formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptably low expectation of becoming financially impaired. The Model Act provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level." The risk-based capital formulas became effective in 1993 for life companies and in 1994 for property and casualty companies. Based on the 1994 results, all of the Company's insurance subsidiaries meet or exceed all minimum applicable risk-based capital calculations developed by the NAIC.


RATINGS; COMPETITION

     A.M. Best, publisher of Best's Insurance Reports, Property-Casualty, has given AFC's principal insurance subsidiary, Great American Insurance Company ("GAI"), a rating of A (Excellent). Although some of the large insurance companies against which GAI competes have higher ratings, management believes that the current rating is adequate to enable GAI to compete successfully. A downgrade in the A.M. Best rating below A (Excellent) could adversely affect the competitive position of GAI.


     The four major operating units in the NSA Group are Atlanta Casualty Company ("Atlanta Casualty"), Windsor Insurance Company ("Windsor"), Infinity Insurance Company ("Infinity") and Leader National Insurance Company ("Leader National") and their respective subsidiaries. In November 1995 A.M. Best downgraded its rating of Atlanta Casualty, Windsor and Republic Indemnity Company of America ("Republic Indemnity") from A+ (Superior) to A (Excellent) and affirmed its rating of A (Excellent) for Infinity and A- (Excellent) for Leader National. In announcing the rating adjustments of these companies, which had been under review, A.M. Best expressed its opinion that each of these new ratings primarily reflects the significant financial leverage of AFG. A further downgrade in the A.M. Best rating for any of these companies could adversely affect the competitive position of such companies.


     GALIC is rated A (Excellent). Management believes that a rating in the "A" category is necessary to successfully market tax-deferred annuities to public education employees and other not-for-profit groups, the markets in which GALIC competes. A downgrade in the A.M. Best rating below the "A" category could materially and adversely affect the competitive position of GALIC.

     Prairie and Loyal, which have recently become subsidiaries of GALIC, are rated B+ (Very Good) and A- (Excellent) by A.M. Best, respectively. A downgrade in the A.M. Best rating for either of these companies could adversely affect the competitive position of such companies.


CALIFORNIA WORKERS' COMPENSATION MARKET


     Republic Indemnity's insurance activities are regulated by the California Department of Insurance for the benefit of policyholders. Prior to January 1, 1995, minimum premium rates for workers' compensation insurance were determined by the California Insurance Commissioner based in part upon recommendations of the Workers' Compensation Insurance Rating Bureau of California. In July 1993, California enacted legislation effecting an immediate overall 7% reduction in workers' compensation insurance premium rates and replaced the workers' compensation insurance minimum rate law, effective January 1, 1995, with a procedure permitting insurers to use any rate within 30 days after its filing with the California Insurance Commissioner unless the rate is disapproved by the California Insurance Commissioner. Since December 1, 1993 and before the "open rating" policy went into effect on January 1, 1995, the California Insurance Commissioner ordered rate decreases totalling more than 25%. Republic Indemnity's net written premiums declined 50% and 39% for the third quarter and first nine months of 1995, respectively. Republic Indemnity has encountered extremely competitive pricing in the marketplace. Republic Indemnity has continued to operate on a profitable basis, but no assurance can be given that it can continue to do so in light of adverse conditions in the California workers' compensation market.


INVESTMENT PORTFOLIO; EFFECTS OF CHANGES IN INTEREST RATES

     The Company's investment portfolio primarily consists of fixed maturity securities, such as investment grade, publicly traded corporate debt securities and mortgage-backed securities, including collateralized mortgage obligations ("CMOs"). At September 30, 1995, 93% of the Company's investment portfolio was invested in fixed maturity securities, of which approximately 21% was invested in mortgage-backed securities. Certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent with mortgage-backed securities, including the risks associated with reinvestment of proceeds due to prepayments of such obligations in a period of declining interest rates.

ANNUITY PRODUCT CONCENTRATION; POTENTIAL IMPACT OF FUTURE CHANGES IN FEDERAL INCOME TAX TREATMENT OF ANNUITY PRODUCTS

     GALIC's business is primarily the sale of flexible premium deferred annuities ("FPDAs") and single premium deferred annuities ("SPDAs"). The majority of the FPDAs issued by GALIC are to employees of qualified not-for-profit organizations under Section 403(b) of the Internal Revenue Code. These employees are eligible to save for retirement through contributions made on a pre-tax basis. The majority of SPDAs issued by GALIC have resulted from rollovers of tax-deferred funds previously maintained by policyholders with other insurers.

     Current federal income tax laws generally permit the tax-deferred accumulation of earnings on the premiums paid by an annuitant. Taxes, if any, are payable on the accumulated tax-deferred earnings when those earnings are paid to the annuitant. If the federal income tax laws were to change so that accumulated earnings on annuity products do not enjoy the tax deferral described above, or such that other savings and investment products were to achieve similar tax deferral status, or such that tax rates were significantly lowered so that the annuitant's ability to defer income tax on annuity earnings was no longer a significant factor for the policyholder, consumer demand for the affected annuity products could decline materially or be eliminated. From time to time, proposals to one or more of these effects have been made in Congress and no assurance can be given that a tax law change will not occur in the future. If the demand for its annuity products were to decrease significantly for any reason, GALIC's operations and financial condition could be materially and adversely affected.

ADEQUACY OF INSURANCE LOSS RESERVES

     The insurance subsidiaries of AFG establish reserves to cover their estimated liability for losses and loss adjustment expense with respect to both reported and unreported claims as of the end of each accounting period. By their nature, such reserves do not represent an exact calculation of liabilities. Rather, except for reserves related to environmental and asbestos type claims, such reserves are estimates involving management's projections as to the ultimate settlement and administration of claims. These expectations are, in turn, based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability as well as inflation.

     In recent years, AFG's insurance subsidiaries have increased their premium writings in specialty commercial lines of business. Estimation of loss reserves for many specialty commercial lines of business is more difficult than for certain standard commercial lines because claims may not become apparent for a number of years (such period of time being referred to as the "tail"), and a relatively higher proportion of ultimate losses is considered incurred but not reported. As a result, variations in loss development are more likely in these lines of business.

     Certain of AFG's insurance subsidiaries face liabilities for asbestos and environmental ("A&E") claims. A&E claims arise out of general liability and commercial multi-peril policies issued by GAI prior to the early 1980's when providing coverage for A&E exposures was not specifically contemplated by GAI's policies.

     The insurance industry typically includes only claims relating to polluted waste sites and asbestos in defining environmental exposures. GAI extends its definition of A&E claims to include claims relating to breast implants, repetitive stress on keyboards, DES (a drug used in pregnancies years ago alleged to cause cancer and birth defects) and other latent injuries.

     Establishing reserves for A&E claims is subject to uncertainties that are greater than those presented by other types of claims. Factors contributing to those uncertainties include a lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different and sometimes inconsistent conclusions as to when a loss is deemed to have occurred, what policies provide coverage, what claims are covered, whether there is an insured obligation to defend, how policy limits are determined and other policy provisions. Management believes these issues are not likely to be resolved in the near future and that, as a result, a reasonable estimate of ultimate liability for A&E exposure is not possible at this time. GAI's A&E reserves at December 31, 1994 were approximately $227 million. The reserve for A&E exposures for GAI is reevaluated regularly based on an analysis of GAI's exposures, together with industry reserving levels and financial reporting principles.

     AFG regularly reviews its reserving techniques and reserve positions and believes that adequate provision has been made for loss reserves. Nevertheless, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in reserves previously established for prior periods.

REINSURANCE

     AFG relies to a certain extent on the use of reinsurance to limit the amount of risk it retains. The availability and cost of reinsurance are subject to prevailing market conditions which are beyond the Company's control and which may affect its level of business and profitability. AFG is subject to credit risk with respect to its reinsurers, as the ceding of risk to reinsurers does not relieve AFG of its liability to insureds. As of September 30, 1995, AFG had reinsurance recoverables of approximately $822 million, representing estimated amounts recoverable from reinsurers pertaining to paid and unpaid claims, claims incurred but not reported and prepaid reinsurance premiums.

USX LITIGATION

     In May 1994, lawsuits were filed against APU by USX Corporation ("USX") and its former subsidiary, Bessemer and Lake Erie Railroad Company ("B&LE"), seeking contribution by APU, as the successor to the railroad business conducted by Penn Central Transportation Company, APU's predecessor ("PCTC") prior to 1976, for all or a portion of the approximately $600 million that USX paid in satisfaction of a judgment against B&LE in 1991 for its participation in an unlawful antitrust conspiracy among certain railroads commencing in the 1950's and continuing through the 1970's. The lawsuits argue that USX's liability for that payment was attributable to PCTC's alleged activities in furtherance of the conspiracy. On October 13, 1994, the U.S. District Court for the Eastern District of Pennsylvania enjoined USX and B&LE from continuing their lawsuits against APU, ruling that their claims are barred by the 1978 consummation order issued by that Court in PCTC's bankruptcy reorganization proceedings. USX and B&LE have appealed the District Court's ruling to the U.S. Court of Appeals for the Third Circuit. Briefing of the appeal has been completed, the case was orally argued on July 24, 1995 and the parties are awaiting the Court of Appeals' decision. If the Court of Appeals were to reverse the District Court and allow these lawsuits to proceed in spite of the bankruptcy consummation order, management believes that the Company has other defenses which should enable it to prevail on the merits.

CONCENTRATION OF CERTAIN EQUITY INVESTMENTS

     Because of its significant ownership percentage of the voting stock of Chiquita and Citicasters, AFG utilizes the equity method of accounting for these companies. This method results in AFG including in its results its proportionate share of the investees' earnings and losses. At September 30, 1995, the carrying values of AFG's investments in Chiquita and Citicasters were $255.4 million and $72.8 million, respectively.

     From 1984 to 1991, Chiquita reported a continuous record of growth in annual earnings. In 1992, 1993 and 1994, however, Chiquita reported net losses. The following factors relate to Chiquita's business.

     Excluding the revenues of its meat division held for sale, approximately 60% of Chiquita's consolidated net sales comes from the sale of bananas. Banana marketing is highly competitive. Selling prices which importers receive for bananas are significantly affected by fluctuations in the available supplies of bananas and other fresh fruit in each market and by the relative quality and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition. Although production of bananas tends to be relatively stable throughout the year, competition in the sale of bananas comes not only from bananas sold by others, but also from other fresh fruit which may be seasonal in nature. The resulting seasonal variations in demand cause banana pricing to be seasonal. As a result, quarterly results of Chiquita, and therefore AFG's equity in Chiquita's earnings, are subject to significant seasonal variations with stronger quarterly results occurring in the first six months of the calendar year.

     On July 1, 1993, the European Union ("EU") implemented a new quota restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing Chiquita's volume and market share in Europe. The quota regime grants preferred status to producers and importers within the EU and its former colonies, while imposing new quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. In March 1994, four countries which had previously filed actions against the EU banana policy (Costa Rica, Colombia, Nicaragua and Venezuela) reached a settlement with the EU by signing a "Framework Agreement." The Framework Agreement authorizes the imposition of additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. Costa Rica and Colombia began implementing the Framework Agreement in early 1995, resulting in increased costs to Chiquita to export bananas from these sources.

     In September 1995, the United States Government, joined by Guatemala, Honduras and Mexico, commenced a new international trade challenge against the EU regime using the procedures of the new World Trade Organization. However, there can be no assurance as to the outcome of this proceeding or its impact, if any, on the EU quota regime or the Framework Agreement.

     A significant portion of Chiquita's operations are conducted in foreign countries, and are subject to risks that are inherent in operating in such foreign countries, including government regulation, fluctuations in exchange rates, currency restrictions and other restraints, risks of expropriation and burdensome taxes.

CONTROLLING SHAREHOLDERS

     As of November 15, 1995, approximately 48.2% of AFG's Common Stock was owned by Carl H. Lindner, his sons Carl H. Lindner III, S. Craig Lindner, Keith
E. Lindner and members of their families. These persons currently serve as the Company's Chairman of the Board and Chief Executive Officer, Director and President, Vice Chairman of the Board and Vice Chairman of the Board, respectively. Through their ownership of AFG Common Stock and their positions with AFG, these persons control the Company and have the practical ability to elect a majority of directors, approve or disapprove mergers or similar transactions and amend the Company's Articles of Incorporation without the necessity of securing votes of other shareholders. In addition, it would be virtually impossible for a third party to gain control of AFG without the approval of the Lindner Family.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered hereby, assuming a $28.625 per share offering price, are estimated to be approximately $109.6 million ($126.1 million if the Underwriters' over-allotment option is exercised in full) after deducting estimated underwriting commissions and Offering expenses payable by the Company. The net proceeds of the Offering will be used to reduce the indebtedness of certain subsidiaries, including the redemption of $89.6 million principal amount of AFC 10% Debentures due 1999 which are callable at par, with the balance of the proceeds used to repurchase other subsidiary holding company indebtedness at an assumed yield of 10%.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     AFG Common Stock is listed and traded on the NYSE. The information presented in the table below represents the high and low sales prices per share reported on the NYSE Composite Tape. For periods prior to the Second Quarter of 1995, the prices listed represent the prices of APU, known prior to March 1994 as The Penn Central Corporation. For current price information, shareholders of AFG are urged to consult publicly available sources.


                                                             PRICE PER SHARE
                                                             OF COMMON STOCK
                                                            -----------------
                      CALENDAR YEAR                          HIGH       LOW       DIVIDENDS PAID
                      -------------                         ------     ------     --------------
1993
----
First Quarter............................................   $28 5/8    $23 1/2        $ 0.21
Second Quarter...........................................    33 7/8    25 1/2           0.21
Third Quarter............................................    39 3/4    30 3/8           0.21
Fourth Quarter...........................................    34 1/8    29               0.21

1994
----
First Quarter............................................   33 1/4     23 3/8           0.22
Second Quarter...........................................   30         23 3/4           0.22
Third Quarter............................................   27 5/8     23 3/4           0.22
Fourth Quarter...........................................   27         21 5/8           0.22

1995
----
First Quarter............................................   26 1/8     22 7/8           0.25
Second Quarter...........................................   26 1/4     23 1/4           0.25
Third Quarter............................................   32 1/8     28               0.25
Fourth Quarter (through November 21, 1995)...............   30 1/4     27 3/4           0.25



     On November 21, 1995, the closing price per share of AFG Common Stock was $28 5/8. There were approximately 18,750 shareholders of record of AFG Common Stock as of November 15, 1995.


     AFG's policy is to pay quarterly dividends on its Common Stock, in amounts determined by its Board of Directors. The Board has declared its intention that the Company pay a dividend of $0.25 per share per quarter. The ability of AFG to pay dividends will be dependent upon, among other things, the availability of dividends and payments under intercompany tax allocation agreements from its insurance company subsidiaries. See "Risk Factors -- Holding Company Structure; Dividend Restrictions."

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the Company as of September 30, 1995, as adjusted to give effect to certain transactions and as further adjusted to give effect to the Offering (based upon an assumed public offering price of $28.625 per share and after deducting estimated underwriting commissions and Offering expenses payable by the Company).



                                                              SEPTEMBER 30, 1995
                                                  -------------------------------------------
                                                                                  AS FURTHER
                                                    ACTUAL      AS ADJUSTED(a)    ADJUSTED(b)
                                                  ----------    --------------    -----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                   AMOUNTS)
Long-term debt:
  Direct obligations of AFG...................... $       --      $       --      $       --
  Obligations of AFG subsidiaries:
     American Financial Corporation (parent
       only).....................................    375,252         405,052         315,432
     American Premier Underwriters (parent
       only).....................................    381,271         352,634         331,999
     Great American Holding Corporation..........    149,389          45,000          45,000
     American Annuity Group, Inc.................    149,725         149,725         149,725
     Other subsidiaries..........................     84,320          84,320          84,320
                                                  ----------    --------------    -----------
          Total long-term debt...................  1,139,957       1,036,731         926,476
                                                  ----------    --------------    -----------
Minority interest (c)............................    305,026         305,026         305,026
                                                  ----------    --------------    -----------
Shareholders' equity:
  Common Stock, $1.00 par value..................     55,291          55,291          59,291
  Capital surplus................................    611,312         611,312         716,932
  Retained earnings..............................    312,590         312,590         312,590
  Net unrealized gain on marketable securities,
     net of deferred income taxes................    121,300         121,300         121,300
                                                  ----------    --------------    -----------
          Total shareholders' equity.............  1,100,493       1,100,493       1,210,113
                                                  ----------    --------------    -----------
Total capitalization............................. $2,545,476      $2,442,250      $2,441,615
                                                   =========    ==============    ===========
Long-term debt as a percentage of total
  capitalization.................................       44.8%           42.4%           37.9%
Book value per share.............................     $19.90          $19.90          $20.41


---------------

(a) Adjusted to reflect the following transactions through November 15, 1995:
    AFC's issuance of $30 million principal amount of 9 3/4% debentures; APU's retirement of $26 million principal amount of 10 7/8% notes; GAHC's redemption of $150 million principal amount of 11% notes, and GAHC's net borrowings of $45 million under its bank line of credit.


(b) Assumes that $89.6 million of the proceeds of the Offering are used to redeem all outstanding AFC 10% Debentures due 1999 and the balance of the proceeds are used to repurchase other subsidiary holding company indebtedness at an assumed yield of 10%.


(c) Minority interest represents the interests of noncontrolling shareholders in AFG subsidiaries and includes AFC preferred stock.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The Unaudited Pro Forma Consolidated Income Statements for the nine months ended September 30, 1995 and for the year ended December 31, 1994 were prepared assuming that the Merger was consummated on January 1, 1995 and 1994, respectively. These statements give effect to (i) the issuance of 28.3 million shares of Common Stock to the common shareholders of AFC, (ii) the application of approximately $601 million of parent company investments to reduce $516 million of long-term debt (including premiums of $1 million) and for the investment of $85 million into AFC's insurance operations, (iii) the utilization of approximately $83 million of such investments to repurchase 3.3 million shares of APU common stock between January 1, 1995 and February 13, 1995, (iv) the payment of transaction costs and expenses of approximately $25 million, (v) the payment of approximately $54 million for AFC's obligations under its book value incentive plan, (vi) the receipt of approximately $9 million upon exercise of AFC stock options and (vii) the revaluation of APU's net assets as described below.


     The unaudited pro forma income statements do not necessarily reflect the Company's results of operations which would have actually resulted had the Merger occurred as of the dates indicated, nor should they be taken as indicative of the future results of operations of the Company. Between the date of the Merger and September 30, 1995, approximately $600 million of debt has been retired or replaced with lower cost debt. It was assumed in the pro forma income statements that all debt was retired at the beginning of the periods presented.


     Since APU is the acquired company for financial reporting purposes, generally accepted accounting principles require that APU's historical net assets be adjusted to their fair market values at the date of the acquisition. Because AFC owned approximately 44% of APU prior to the Merger, only that portion of APU's net assets that was attributable to APU public shareholders immediately prior to the acquisition (approximately 56%) are affected by such revaluation. The revaluation of APU's net assets was based on a market value of $24.375 per share, which was the market price of APU common stock on April 3, 1995, the closing date. Since APU is treated as the acquired company, the financial information of the Company for periods prior to the acquisition date are those of AFC. Furthermore, since the acquisition occurred on April 3, 1995, APU's 1995 first quarter earnings are included in the financial results of the Company only to the extent of AFC's equity in the 1995 first quarter earnings of APU.


     The pro forma effect of the Offering on AFG's net earnings per share is not expected to be material. Assuming AFG uses the net proceeds of the Offering to retire debt at an average yield of 10%, the Offering has a dilutive effect on AFG's earnings per share at annual earnings per share amounts over $2.57. The effect of the Offering at various earnings per share levels is illustrated below:


             ASSUMED ANNUAL NET EARNINGS PER SHARE OF COMMON STOCK

                                              PRO FORMA
                         PRIOR TO               AFTER
                         OFFERING              OFFERING
                        -----------          -----------
                          $1.00                  $1.11
                           2.00                   2.04
                           3.00                   2.97
                           4.00                   3.90

                         AMERICAN FINANCIAL GROUP, INC.
               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                                                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                                              ----------------------------------------------------
                                                              PRO FORMA ADJUSTMENTS
                                                             -----------------------
                                                               ADD
                                              HISTORICAL     1ST QTR                        AFG
                                                 AFG           APU       ADJUSTMENTS     PRO FORMA
                                              ----------     -------     -----------     ---------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME
  Property and casualty insurance
     premiums..............................    $1,856.7      $381.9        $    --       $2,238.6
  Investment income........................       552.3        48.9           (8.5)(a)      592.7
  Realized gains (losses) on sales of
     securities............................        35.0        (0.2)           --           34.8
  Equity in net earnings (losses) of
     investee corporations.................        33.5          --           (6.5)(b)       27.0
  Other income.............................        84.1         3.5             --           87.6
                                              ----------     -------     -----------     ---------
                                                2,561.6       434.1          (15.0)       2,980.7
                                              ----------     -------     -----------     ---------
COSTS AND EXPENSES
  Property and casualty insurance:
     Losses and loss adjustment expenses...     1,387.6       287.0             --        1,674.6
     Commissions and other underwriting
       expenses............................       520.0        93.0             --          613.0
  Interest charges on:
     Annuity policyholders' funds..........       194.2          --             --          194.2
     Borrowed money........................        95.5        13.1          (19.1)(c)       89.5
  Other operating and general expenses.....       210.6        14.8           (2.6)(d)      222.8
                                              ----------     -------     -----------     ---------
                                                2,407.9       407.9          (21.7)       2,794.1
                                              ----------     -------     -----------     ---------
Earnings from continuing operations before
  income taxes.............................       153.7        26.2            6.7          186.6
Income tax expense.........................        39.9         9.9           (2.8)(e)       47.0
                                              ----------     -------     -----------     ---------
Net earnings from continuing operations....       113.8        16.3            9.5          139.6
Preferred dividend requirement of AFC......         6.4          --           (6.4)            --
                                              ----------     -------     -----------     ---------
Net earnings from continuing operations
  available for common shareholders........    $  107.4      $ 16.3        $  15.9       $  139.6 (f)
                                              =========      ======      ===========     =========
Earnings per common share from continuing
  operations...............................       $2.39                                     $2.63 (f)
                                              =========                                  =========
Weighted average common shares
  outstanding..............................        44.9                                      52.9
                                              =========                                  =========

---------------

(a) Reflects the decrease in investment income attributable to the assumed use of parent company investments.

(b) Elimination of the equity in earnings of APU recorded by AFC in the 1995 first quarter.


(c) Reduction in interest expense related to the assumed application of parent company investments to reduce long-term debt.


(d) Includes a reduction of $9.0 million in operating expenses expected to result from the Merger and an increase in minority interest expenses of $6.4 million for the 1995 first quarter dividends paid on AFC's preferred stock.

(e) Represents the statutory federal rate applied to the estimated adjustments to pre-tax income excluding amortization of goodwill and other permanent items.

(f) Excluding net realized gains of $29.1 million, such earnings were $110.5 million, or $2.09 per share.

                         AMERICAN FINANCIAL GROUP, INC.
               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                                                            YEAR ENDED DECEMBER 31, 1994
                                                  -------------------------------------------------
                                                  HISTORICAL   HISTORICAL    PRO FORMA        AFG
                                                     APU          AFC       ADJUSTMENTS    PRO FORMA
                                                  ----------   ----------   -----------    ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME:
  Property and casualty insurance premiums.....    $1,557.9     $1,378.6      $    --      $2,936.5
  Investment income............................       168.3        582.9        (33.5)(a)     717.7
  Realized gains (losses) on sales of
     securities................................       (75.7)        48.4           --         (27.3)
  Equity in net losses of investee
     corporations..............................          --        (16.6)        (1.1)(b)     (17.7)
  Gains on sales of investee corporations......          --          1.7           --           1.7
  Gains (losses) on sales of subsidiaries......        (4.0)          --           --          (4.0)
  Sales of other products and services.........       116.9           --           --         116.9
  Other income.................................          --        107.8           --         107.8
                                                  ----------   ----------   -----------   ---------
                                                    1,763.4      2,102.8        (34.6)      3,831.6
                                                  ----------   ----------   -----------   ---------
COSTS AND EXPENSES:
  Property and casualty insurance:
     Losses and loss adjustment expenses.......     1,090.7        987.0           --       2,077.7
     Commissions and other underwriting
       expenses................................       356.0        428.6           --         784.6
     Policyholder dividends....................        75.7           --           --          75.7
  Interest charges on:
     Annuity policyholders' funds..............          --        241.8           --         241.8
     Borrowed money............................        53.2        115.2        (55.7)(c)     112.7
  Cost of sales................................        70.1           --           --          70.1
  Book value incentive plan....................          --         34.7        (34.7)(d)       --
  Other operating and general expenses.........        76.5        251.9          6.1 (e)     334.5
                                                  ----------   ----------   -----------   ---------
                                                    1,722.2      2,059.2        (84.3)      3,697.1
                                                  ----------   ----------   -----------   ---------
Earnings from continuing operations before
  income taxes.................................        41.2         43.6         49.7         134.5
Income tax expense.............................        40.4         24.7         10.7 (f)      75.8
                                                  ----------   ----------   -----------   ---------
Net earnings from continuing operations........         0.8         18.9         39.0          58.7
Preferred dividend requirement of AFC..........          --        (25.7)        25.7 (e)        --
                                                  ----------   ----------   -----------   ---------
Net earnings from continuing operations
  available for common shareholders............    $    0.8     $   (6.8)     $  64.7     $    58.7
                                                  =========    =========    ===========   =========
Earnings per common share from continuing
  operations(h)................................    $   0.02                               $    1.11
                                                  =========                               =========
Weighted average common shares outstanding.....        48.0                       4.9 (g)      52.9
                                                  =========                 ===========   =========

---------------

(a) Reflects the decrease in investment income primarily attributable to the use of parent company investments as described in the introduction to Unaudited Pro Forma Financial Information.

(b) Elimination of AFC's equity in earnings of APU.


(c) Reflects the decrease in interest expense attributable to the assumed application of parent company investments to reduce long-term debt.


(d) Elimination of the book value incentive plan charge expensed by AFC during 1994.

(e) Includes an estimated reduction of $19.6 million expected to result from the Merger (including a reduction in goodwill amortization) offset by an increase of $25.7 million of expenses attributable to dividends on AFC preferred stock.

(f) Represents the statutory federal rate applied to the estimated adjustments to pre-tax income excluding amortization of goodwill and other permanent items.


(g) Earnings per share is calculated based on the assumption that 52.9 million shares of Common Stock were outstanding during the entire period, reflecting the net increase in AFG shares consisting of 28.3 million shares issued to AFC common shareholders reduced by (i) 18.7 million shares of Common Stock held by AFC and its subsidiaries which were accounted for as retired by AFG after the Merger and (ii) 4.9 million shares of APU common stock repurchased from December 1994 through February 13, 1995.


(h) During 1994, AFC and APU both reported certain transactions involving disposition of their ownership interests in subsidiaries, affiliates and certain other operations and gains and losses on the sales of investments. Management believes that reported results which include these transactions are not indicative of future results of operations. During 1994, the after-tax effect of such APU transactions was a loss of $73.7 million, or $1.53 per share. Excluding these transactions, APU's earnings from continuing operations were $74.5 million, or $1.55 per share. On a pro forma basis, the after-tax effect of these transactions was a loss of $53.3 million, or $1.01 per share, for 1994. Excluding these transactions, pro forma earnings from continuing operations were $112.0 million, or $2.12 per share.

                                    BUSINESS

     The Company is a holding company which, through its subsidiaries, is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities. AFG's property and casualty operations originated in 1872 and are the sixteenth largest property and casualty group in the United States based on 1994 statutory net premiums written of $3.1 billion. At September 30, 1995, the Company had total assets of $13.9 billion and shareholders' equity of $1.1 billion.

     The Company's business lines are summarized below.

                                                                                NINE MONTHS
                                                                                   ENDED         YEAR ENDED
                                                                               SEPTEMBER 30,    DECEMBER 31,
              BUSINESS                           PRODUCTS/SERVICES                  1995            1994
              --------                           -----------------             --------------   -------------
                                                                                   (DOLLARS IN MILLIONS)
                                                                                    NET WRITTEN PREMIUMS
                                                                               ------------------------------
PROPERTY AND CASUALTY INSURANCE
  Non-Standard Automobile...........  Writes automobile insurance policies          $931           $ 1,154
                                      for "non-standard" risks, that is,
                                      drivers who may represent higher risks,
                                      such as those with a record of prior
                                      accidents or traffic violations.
  Specialty Lines...................  A diversified group of over 25 separate       $861           $ 1,282
                                      insurance business lines. Major
                                      components are:
                                      - California Workers' Compensation
                                      - Executive Liability
                                      - Inland Marine
                                      - U.S. Operations of Japanese
                                          Companies
                                      - Ocean Marine
                                      - Liability Insurance for Non-Profit
                                        Organizations
                                      - Excess & Surplus
                                      - Crop Hail & Multi-Peril Crop
  Commercial and Personal Lines.....  Provides commercial multi-peril,              $526           $   683
                                      workers' compensation, commercial
                                      automobile and umbrella, excess and
                                      general liability insurance. Writes
                                      coverage primarily for standard private
                                      passenger automobile and homeowners'
                                      insurance.

                                                                                      ANNUITY RECEIPTS
                                                                               ------------------------------
ANNUITIES
  American Annuity Group............  Issues and services tax-deferred, fixed       $338           $   443
                                      rate annuities.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     The Company manages and operates its property and casualty business in three major business segments: NSA Group, Specialty Lines and Commercial and Personal Lines. Each segment is comprised of multiple business units which operate autonomously but with strong central financial controls and full accountability. Decentralized control allows each unit the autonomy necessary to respond to local and specialty market conditions while capitalizing on the efficiencies of centralized investment, actuarial, financial and legal support functions.

     The primary objective of the property and casualty insurance operations is to achieve underwriting profitability. Management's focus on underwriting profitability has resulted in a statutory combined ratio averaging 101.1% for the period 1990 to 1994, as compared to 109.9% for the property and casualty industry over the same period (Source: A.M. Best). In 1994, these operations had an overall GAAP combined ratio of 99.4%. On a statutory basis, the combined ratio was 100.9%, compared with the property and casualty insurance industry average of 108.4% (Source: A.M. Best). The Company experienced net written premium growth of 17.2% from 1993 to 1994. Management's philosophy is to refrain from writing business that is not expected to produce an underwriting profit even if it is necessary to limit premium growth to do so.


     For the first nine months of 1995, net written premiums exceeded $2.3 billion, approximately the same level as the comparable 1994 period. Favorable premium growth in most of the insurance lines has been offset by a decline in the California workers' compensation writings. See "-- Specialty Lines." Aside from the California workers' compensation business, net written premiums have grown 7% through the first nine months of 1995. The GAAP combined ratio for the first nine months of 1995 was 102.2% compared with 98.8% for the 1994 period. Losses due to Texas hailstorms which occurred in late April and May as well as reserve strengthening in the NSA Group increased the 1995 combined ratio by 2.0%.

Non-Standard Automobile Insurance

     General. The NSA Group underwrites private passenger automobile physical damage and liability insurance policies for "non-standard risks." The NSA Group has four principal operating units comprised of Atlanta Casualty, Windsor, Infinity and Leader National and their respective subsidiaries and includes a total of thirteen domestic insurance companies. Atlanta Casualty, Windsor, Infinity and Leader National are rated A (Excellent), A (Excellent), A (Excellent) and A- (Excellent), respectively, by A.M. Best.

     Non-standard insureds are those individuals who are unable to obtain insurance through standard market carriers due to factors such as age, record of prior accidents, driving violations, particular occupation or type of vehicle. Premium rates for non-standard risks are generally higher than for standard risks. Total private passenger automobile insurance premiums written by insurance carriers in the United States in 1994 have been estimated by A.M. Best to be approximately $98 billion. Because it can be viewed as a residual market, the size of the non-standard private passenger automobile insurance market changes with the insurance environment and grows when standard coverage becomes more restrictive. Although this factor, as well as industry differences in the criteria which distinguish standard from non-standard insurance, makes it difficult to estimate the size of the non-standard market, management believes that the voluntary non-standard market has accounted for approximately 12% to 16% of total private passenger automobile insurance premiums written in recent years.

     The NSA Group attributes its premium growth in recent years primarily to entry into additional states, increased market penetration in its existing states, overall growth in the non-standard market, premium rate increases and the purchase of Leader National. Management believes the non-standard market has experienced growth in recent years as standard insurers have become more restrictive in the types of risks they write. The NSA Group writes business in 41 states and holds licenses to write policies in 48 states and the District of Columbia.

     The U.S. geographic distribution of the NSA Group's statutory net written premiums in the first nine months of 1995 and in 1994 was as follows:

                                              NINE MONTHS ENDED
                                              SEPTEMBER 30, 1995
                                            ----------------------
                                            DOLLARS     PERCENTAGE
                                            -------     ----------
                                                                             YEAR ENDED
                                                                         DECEMBER 31, 1994
                                                                       ----------------------
                                                                       DOLLARS     PERCENTAGE
                                                                       -------     ----------
                                                          (DOLLARS IN MILLIONS)
                                            -------------------------------------------------
Texas.....................................   $ 122           13%       $  145           13%
Florida...................................      96           11           126           11
Georgia...................................      92           10           129           12
California................................      79            9            72            7
Connecticut...............................      45            5            31            3
Arizona...................................      41            4            63            6
Tennessee.................................      36            4            60            5
Pennsylvania..............................      33            4            10            1
Oklahoma..................................      33            4            39            3
Indiana...................................      33            4            45            4
All other.................................     288           32           386           35
                                             -----       ------        ------       ------
          Total...........................   $ 898          100%       $1,106          100%
                                            ========      =====        ======        =====

     In addition, the Company owns a 1993 start-up insurance company in the United Kingdom which specializes in non-standard automobile insurance. During the nine months ended September 30, 1995 and the full year 1994, this company had gross written premiums of $41.5 million and $63.1 million, respectively, of which $18.1 million and $26.6 million, respectively, were assumed by one of the Company's wholly owned insurance subsidiaries.

     Management believes that the NSA Group's underwriting success over the past several years as compared to the automobile insurance industry as a whole is due, in part, to the refinement of various risk profiles, thereby dividing the consumer market into more defined segments which can either be excluded from coverage or priced properly. The NSA Group also generally writes policies of short duration which allow more frequent rating evaluations of individual risks, providing management greater flexibility in the ongoing assessment of the business. In addition, the NSA Group has implemented cost control measures both in the underwriting and claims handling areas.

     The following table presents certain information with respect to the NSA Group's insurance operations.


                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                            ------------------         ----------------------------
                                             1995        1994            1994       1993      1992
                                            -------     ------         --------    ------    ------
                                                             (DOLLARS IN MILLIONS)
Net written premiums......................  $ 930.8     $858.9         $1,154.1    $901.9    $660.4
                                             ======     ======         ========    ======    ======
Net earned premiums.......................  $ 893.4     $788.1         $1,071.9    $804.4    $594.8
Loss and LAE..............................    743.1      595.2            813.7     575.8     414.8
Underwriting expenses.....................    197.8      185.7            256.3     204.4     156.7
                                             ------     ------         --------    ------    ------
Underwriting profit (loss)................  $ (47.5)    $  7.2         $    1.9    $ 24.2    $ 23.3
                                             ======     ======         ========    ======    ======
GAAP ratios:
  Loss and LAE ratio......................     83.1%      75.5%            75.9%     71.6%     69.7%
  Underwriting expense ratio..............     22.1       23.6             23.9      25.4      26.4
                                             ------     ------         --------    ------    ------
  Combined ratio..........................    105.2%      99.1%            99.8%     97.0%     96.1%
                                             ======     ======         ========    ======    ======
Statutory ratios: (a)
  Loss and LAE ratio......................     83.3%      75.6%            76.0%     72.5%     69.7%
  Underwriting expense ratio..............     21.9       23.6             23.7      24.4      26.1
                                             ------     ------         --------    ------    ------
  Combined ratio..........................    105.2%      99.2%            99.7%     96.9%     95.8%
                                             ======     ======         ========    ======    ======
Industry statutory combined ratio(b)......      n/a        n/a            105.7%    101.7%    102.0%


---------------
(a) Based on domestic insurance operations only.

(b) This information refers to the private passenger automobile industry statutory combined ratio derived from A.M. Best Best's Aggregates & Averages Property-Casualty (1995 edition). Although the Company believes that there is no reliable regularly published combined ratio data for the non-standard automobile insurance industry, the Company believes that such a combined ratio would present a less favorable comparison in that it would be lower than the private passenger automobile industry average shown above.

     Recent Results. For the first nine months of 1995, net written premiums of the NSA Group grew 8% over the comparable 1994 period due to increased penetration within the NSA Group's existing markets, limited expansion into new states and an increase in premium rates. The increase in the combined ratio for the first nine months of 1995 compared with the comparable 1994 period was due primarily to inadequate rate levels in certain markets and weather-related losses, principally from hailstorms in Texas. In addition, the combined ratio for the first nine months of 1995 includes 1.6% for reserve strengthening related to prior accident years. These factors were partially offset by a reduction in the underwriting expense ratio due largely to cost control measures. Premium rate increases were implemented in several states during 1994 and the NSA Group has continued to increase rates in 1995. Rate increases implemented and to be implemented in various states during 1995 will average approximately 10% across the NSA Group's entire book of business. The higher rate levels and competitive pressures in the non-standard automobile insurance industry have impacted the premium growth rates during 1995.

     Marketing. Each of the four principal units in the NSA Group is responsible for its own marketing, sales, underwriting and claims processing. Sales efforts are primarily directed toward independent agents to convince them to select an NSA Group insurance company for their customers. These units each write policies through approximately 5,000 to 12,000 independent agents.

     Of the approximately 1,010,000 NSA Group policies in force at December 31, 1994, approximately 11% had policy limits in excess of $50,000 per occurrence. Most NSA Group policies are written for policy periods of six months or less, with some as short as one month.

     Competition. A large number of national, regional and local insurers write non-standard private passenger automobile insurance coverage. Insurers in this market generally compete on the basis of price

(including differentiation on liability limits, variety of coverages offered and deductibles), geographic availability and ease of enrollment and, to a lesser extent, reputation for claims handling, financial stability and customer service. NSA Group management believes that sophisticated data analysis for refinement of risk profiles has helped the NSA Group to compete successfully on the basis of price without negatively affecting underwriting profitability. The NSA Group attempts to provide selected pricing for a wider spectrum of risks and with a greater variety of payment options, deductibles and limits of liability than are offered by many of its competitors.

Specialty Lines

     General. The Specialty Lines segment emphasizes the writing of specialized insurance coverage where Company personnel are experts in particular lines of business or customer groups. The major lines of business include California workers' compensation, executive liability, ocean and inland marine, agricultural-related coverages, non-profit liability, umbrella and excess and surplus lines. The Specialty Lines workers' compensation operations write coverage for statutorily prescribed benefits payable to employees (principally in California) who are injured on the job. The executive liability line markets professional liability coverage for lawyers and directors and officers. Ocean and inland marine businesses provide such coverage as marine cargo, boat dealers, marina operators/dealers, excursion vessels, builder's risk, contractor's equipment, excess property and transportation cargo. The agricultural-related businesses provide multi-peril crop insurance covering all weather and disease perils as well as coverage for full-time operating farms/ranches and agribusiness operations on a nationwide basis through independent agents who specialize in the rural market. The non-profit liability business provides property, general/professional liability, automobile, umbrella and crime coverage for a wide range of non-profit organizations. These operations also provide excess and surplus commercial property and casualty insurance in a variety of industries.

     Specialization is the key element to the underwriting success of these business units. Each unit has independent management with significant operating autonomy to oversee the important operational functions of its business such as underwriting, pricing, marketing, policy processing and claims service. These specialty lines are opportunistic and their premium volume will vary based on current market conditions. The Company continually evaluates new specialty markets.

     The U.S. geographic distribution of the Specialty Lines statutory net written premiums in the first nine months of 1995 and in 1994 was as follows:

                                              NINE MONTHS ENDED              YEAR ENDED
                                              SEPTEMBER 30, 1995         DECEMBER 31, 1994
                                            ----------------------     ----------------------
                                            DOLLARS     PERCENTAGE     DOLLARS     PERCENTAGE
                                            -------     ----------     -------     ----------
                                                          (DOLLARS IN MILLIONS)
California................................   $ 300           35%       $  597           47%
Texas.....................................      65            8            77            6
Massachusetts.............................      50            6            59            5
New York..................................      45            5            63            5
Oklahoma..................................      34            4            47            4
Florida...................................      25            3            34            2
Illinois..................................      24            3            34            2
New Jersey................................      21            2            27            2
Pennsylvania..............................      21            2            25            2
Michigan..................................      17            2            23            2
Other.....................................     262           30           294           23
                                             -----          ---        ------          ---
          Total...........................   $ 864          100%       $1,280          100%
                                             =====          ===        ======          ===

     The following table sets forth statutory net written premium data by NAIC annual statement line for each of the periods indicated.


                                                   NINE MONTHS ENDED              YEAR ENDED
                                                   SEPTEMBER 30, 1995         DECEMBER 31, 1994
                                                 ----------------------     ----------------------
                                                 DOLLARS     PERCENTAGE     DOLLARS     PERCENTAGE
                                                 -------     ----------     -------     ----------
                                                               (DOLLARS IN MILLIONS)
Workers' compensation..........................   $ 259           30%       $  522           41%
Other liability................................     168           20           212           17
Auto liability.................................     100           12           121            9
Commercial multi-peril.........................      69            8            69            5
Inland marine..................................      66            8            81            6
Ocean marine...................................      38            4            50            4
Auto physical damage...........................      35            4            39            3
Surety.........................................      23            3            29            2
Fire...........................................      21            2            36            3
Other..........................................      85            9           121           10
                                                 ------          ---        ------          ---
          Total................................   $ 864          100%       $1,280          100%
                                                 ======          ===        ======          ===


     The following table presents certain information with respect to the Specialty Lines.


                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                                           -----------------     ----------------------------------
                                            1995       1994        1994           1993        1992
                                           ------     ------     --------       --------     ------
                                                            (DOLLARS IN MILLIONS)
Net written premiums.....................  $861.2     $967.5     $1,282.0       $1,092.6     $931.0
                                           ======     ======     ========       ========     ======
Net earned premiums......................  $823.0     $900.6     $1,210.1       $1,042.6     $898.6
Loss and LAE.............................   552.6      570.1        804.4          672.6      565.8
Underwriting expenses....................   241.5      224.5        299.6          237.9      198.0
Policyholder dividends...................     3.7       68.8         75.8           93.2       68.8
                                           ------     ------     --------         ------     ------
Underwriting profit......................  $ 25.2     $ 37.2     $   30.3       $   38.9     $ 66.0
                                           ======     ======     ========         ======     ======
GAAP ratios:
  Loss and LAE ratio.....................    67.2%      63.3%        66.4%          64.5%      63.0%
  Underwriting expense ratio.............    29.3       24.9         24.8           22.8       22.0
  Policyholder dividend ratio............     0.5        7.6          6.3            8.9        7.7
                                           ------     ------     --------         ------     ------
  Combined ratio.........................    97.0%      95.8%        97.5%          96.2%      92.7%
                                           ======     ======     ========         ======     ======
Statutory ratios:
  Loss and LAE ratio.....................    67.1%      63.4%        66.9%          64.8%      64.4%
  Underwriting expense ratio.............    29.0       25.3         25.3           23.4       22.5
  Policyholder dividend ratio............     4.7        8.2          8.3            6.0        5.3
                                           ------     ------     --------         ------     ------
  Combined ratio.........................   100.8%      96.9%       100.5%          94.2%      92.2%
                                           ======     ======     ========         ======     ======
Industry statutory combined ratio (a)....     n/a      109.8%       108.4%         106.9%     115.7%


---------------

(a) Ratios for the years 1992 to 1994 are derived from A.M. Best Best's Aggregates and Averages Property - Casualty. The ratio for the first nine months of 1994 is derived from Best Week Property/Casualty Supplement (December 21, 1994 edition).

     Recent Results. Net written premiums for the specialty operations declined 11% during the first nine months of 1995 over the comparable 1994 period due to a decrease in the California workers' compensation writings, partially offset by increases in the writings of other specialty niche lines. The third quarter 1995 combined ratios include losses resulting from participation in a voluntary pool, offset by a similar amount of favorable reserve development in the specialty niche lines. AFG will significantly reduce its participation in voluntary pools beginning in December 1995.

     Marketing. The Specialty Lines operations direct their sales efforts primarily toward independent property and casualty insurance agents and brokers. These businesses write insurance through over 2,000 agents, none of whom produced more than 4% of premiums in 1994. These businesses have in excess of 310,000 policies in force, the largest of which represents less than 1% of premiums written.

     Competition. These businesses compete with other insurers as well as the California State Fund in the California workers' compensation insurance market. Because of the specialty nature of these coverages, competition is based primarily on service to policyholders and agents, specific characteristics of products offered and reputation for claims handling. Price, commissions and profit sharing terms are also important factors. Competitors include individual insurers and insurance groups of varying sizes, some of which are insurance companies possessing competitive advantages in that all their profits inure to their policyholders. Management believes that sophisticated data analysis for refinement of risk profiles, extensive specialized knowledge and loss prevention service have helped these businesses compete successfully.

Commercial and Personal Lines

     General. The Commercial Lines Division offers a wide variety of property and casualty coverages through independent agents. Its major lines of business are workers' compensation, commercial multi-peril, umbrella, excess and general liability insurance. The workers' compensation business has experienced solid growth and profitability due to improved rate structures and favorable trends in medical care costs and the success of its Drug-Free workplace program. The Personal Lines Division consists primarily of standard private passenger auto and homeowners' insurance and currently writes business in 38 states. Its approach is to develop tailored rates for its personal automobile customers based on a wide variety of factors, including make and model of the insured automobile and the driving record of the insureds. The approach to homeowners business is to limit writings in locations with catastrophic exposures such as windstorms, earthquakes and hurricanes.


     The Commercial Lines Division writes insurance in approximately 25 states where management believes adequate rates can be obtained and where involuntary charges are not excessive. The states with the largest premium volumes in 1994 for this Division were New York, New Jersey and North Carolina.


     The U.S. geographic distribution of the Commercial and Personal Lines statutory net written premiums in the first nine months of 1995 and in 1994 was as follows:

                                              NINE MONTHS ENDED
                                              SEPTEMBER 30, 1995
                                            ----------------------
                                                        PERCENTAGE
                                            DOLLARS     ----------
                                            -------                          YEAR ENDED
                                                                         DECEMBER 31, 1994
                                                                       ----------------------
                                                                                   PERCENTAGE
                                                                       DOLLARS     ----------
                                                                       -------
                                                          (DOLLARS IN MILLIONS)
Connecticut...............................   $  83           16%        $ 100           15%
New York..................................      60           11            80           12
North Carolina............................      56           11            74           11
New Jersey................................      55           10            65           10
Pennsylvania..............................      38            7            47            7
Texas.....................................      29            6            33            5
Maryland..................................      22            4            28            4
Michigan..................................      21            4            29            4
Ohio......................................      19            4            27            4
Florida...................................      18            3            23            3
Other.....................................     126           24           172           25
                                             -----
                                               ---
                                                         ---- -        ----- -      ---- -
          Total...........................   $ 527          100%        $ 678          100%
                                            ========      =====        ======        =====

     The Commercial Lines approach focuses on specific customer groups, such as restaurants, light manufacturers, high rise habitational and hotels/motels, and emphasizes site visits for prospective customers to ensure underwriter familiarity with risk factors relating to each insured and to avoid those risks which are unacceptable to underwriters.

     The Drug Free Workplace program assists Commercial Lines insureds in setting up drug testing programs (to the extent permitted by law), drug and alcohol education programs and work safety programs. At September 30, 1995, there were almost 600 insureds in 14 states with such programs producing approximately $50 million in net written premiums as of that date.

     The following table sets forth statutory net written premium data by NAIC annual statement line for each of the periods indicated.



                                               NINE MONTHS ENDED             YEAR ENDED
                                              SEPTEMBER 30, 1995          DECEMBER 31, 1994
                                             ----------------------    ----------------------
                                            DOLLARS     PERCENTAGE     DOLLARS     PERCENTAGE
                                            -------     ----------     -------     ----------
                                                          (DOLLARS IN MILLIONS)
Auto liability............................   $ 154           29%        $ 209           31%
Workers' compensation.....................      90           17            98           14
Commercial multi-peril....................      89           17           127           19
Auto physical damage......................      66           12            84           12
Homeowners................................      61           12            77           11
Other liability...........................      38            7            44            6
Inland marine.............................      10            2            12            2
Other.....................................      19            4            27            5
                                             -----       ------        ------       ------
       Total..............................   $ 527          100%        $ 678          100%
                                             =====       ======        ======       ======


     The following table presents certain information with respect to the Commercial and Personal Lines.


                                                NINE MONTHS ENDED
                                                  SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                -----------------     ----------------------------
                                                 1995       1994       1994       1993       1992
                                                ------     ------     ------     ------     ------
                                                             (DOLLARS IN MILLIONS)
Net written premiums........................    $525.5     $489.9     $682.5     $665.6     $699.7
                                                ======     ======     ======     ======     ======
Net earned premiums.........................    $521.0     $484.8     $655.9     $663.7     $725.5
Loss and LAE................................     355.5      319.4      429.9      430.3      557.3
Underwriting expenses.......................     164.3      159.5      211.2      238.1      264.4
Policyholder dividends......................       3.8        2.6        7.7        1.8        3.0
                                                ------     ------     ------     ------     ------
Underwriting profit (loss)..................    ($ 2.6)    $  3.3     $  7.1     ($ 6.5)    ($99.2)
                                                ======     ======     ======     ======     ======
GAAP ratios:
  Loss and LAE ratio........................      68.2%      65.9%      65.5%      64.8%      76.8%
  Underwriting expense ratio................      31.6       32.9       32.2       35.9       36.4
  Policyholder dividend ratio...............       0.7        0.5        1.2        0.3        0.4
                                                ------     ------     ------     ------     ------
  Combined ratio............................     100.5%      99.3%      98.9%     101.0%     113.6%
                                                ======     ======     ======     ======     ======
Statutory ratios:
  Loss and LAE ratio........................      68.6%      66.1%      67.0%      65.0%      76.8%
  Underwriting expense ratio................      31.4       33.3       32.4       36.0       37.2
  Policyholder dividend ratio...............       0.5        0.7        1.0         --        0.6
                                                ------     ------     ------     ------     ------
  Combined ratio............................     100.5%     100.1%     100.4%     101.0%     114.6%
                                                ======     ======     ======     ======     ======
Industry statutory combined ratio(a)........       n/a      109.8%     108.4%     106.9%     115.7%

---------------

(a) Ratios for the years 1992 to 1994 are derived from A.M. Best Best's Aggregates and Averages Property - Casualty. The ratio for the first nine months of 1994 is derived from Best Week Property/Casualty Supplement (December 21, 1994 edition).

     Recent Results. Net written premiums for the Commercial and Personal Lines operations increased 7% for the first nine months of 1995 over the comparable 1994 period due principally to increased commercial lines writings.

     Marketing. The Commercial and Personal Lines direct their sales efforts primarily toward independent property and casualty brokers. These businesses write insurance through over 3,000 agents. These businesses have in excess of 525,000 policies in force, the largest of which represents less than 1% of premiums written.

     Competition. These businesses compete with other insurers, primarily on the basis of price (including differentiation on policy limits, coverages offered and deductibles), agent commissions and profit sharing terms. Customer service, loss prevention and reputation for claims handling are also important factors. Competitors include individual insurers and insurance groups of varying sizes, some of which are insurance companies possessing competitive advantages in that all their profits inure to their policyholders. Management believes that sophisticated data analysis for refinement of risk profiles, disciplined underwriting practices and aggressive loss prevention procedures have enabled these businesses to compete successfully on the basis of price without negatively affecting underwriting profitability.

Reinsurance

     Consistent with standard practice of most insurance companies, AFG reinsures a portion of its business with other reinsurance companies and assumes a limited amount of business from other insurers. Ceding reinsurance permits diversification of risks and limits the maximum loss arising from large or unusually hazardous risks or catastrophic events. The availability and cost of reinsurance are subject to prevailing market conditions which may affect the volume and profitability of business that is written. AFG is subject to credit risk with respect to its reinsurers, as the ceding of risk to reinsurers does not relieve AFG of its liability to its insureds. As of September 30, 1995, AFG had net reinsurance recoverables of approximately $822 million, representing estimated amounts recoverable from reinsurers pertaining to paid and unpaid claims, claims incurred but not reported and prepaid reinsurance premiums. In order to minimize losses from uncollectible reinsurance, AFG regularly monitors the financial strength of its reinsurers and places its reinsurance with a number of different reinsurers.

     GAI currently has treaty reinsurance programs which generally provide reinsurance coverage above specified retention maximums. For workers' compensation policies, the retention maximum is $1 million per loss occurrence with reinsurance coverage for the next $49 million. For all other casualty policies, the retention maximum is $5 million per loss occurrence with reinsurance coverage for the next $15 million. For property coverages, a property per risk excess of loss treaty is maintained with a retention maximum of $5 million per risk and reinsurance coverage for the next $25 million. For catastrophe coverage on property risks, the retention is $20 million with reinsurance covering 91% of the next $110 million in losses and an additional layer of reinsurance providing coverage for 76% of the next $50 million for the peril of wind only. In addition, GAI purchases facultative reinsurance providing coverage on a risk by risk basis, both pro rata and excess of loss, depending on the risk and available reinsurance markets. Premiums for reinsurance ceded by GAI in 1994 were 21.3% of gross written premiums for the period.

     Republic Indemnity also reinsures a portion of its exposure with other insurance companies to limit its maximum loss arising out of any one occurrence. Republic Indemnity retains the first $1.5 million of each loss, the next $1.5 million of each loss is reinsured with a major reinsurance company, the next $2 million of each loss is shared equally by Republic Indemnity and the reinsurance company and the remaining $145 million of each loss is covered by reinsurance treaties provided by a group of more than 50 reinsurance companies. Republic Indemnity does not assume reinsurance, except as an accommodation to policyholders who have a small percentage of their employees outside the state of California. Premiums for reinsurance ceded by Republic Indemnity in 1994 were less than 1% of gross written premiums for the period.

     Due in part to the limited exposure on individual policies, none of the insurance companies in the NSA Group is involved to a material degree in reinsuring risks with third party insurance companies. Premiums for reinsurance ceded by the NSA Group in 1994 were less than 1% of gross written premiums for the period.

Loss and Loss Adjustment Expense Reserves

     Regarding AFC. The consolidated financial statements include the estimated liability for unpaid losses and loss adjustment expenses ("LAE") of GAI. This liability represents estimates of the ultimate net cost of all unpaid losses and LAE and is determined by using case-basis evaluations and statistical projections. These estimates are subject to the effects of claim amounts and frequency and are continually reviewed and adjusted as additional information becomes known. In accordance with industry practices, such adjustments are reflected in current year operations.

     Future costs of claims are projected based on historical trends adjusted for changes in underwriting standards, policy provisions, the anticipated effect of inflation and general economic trends. These anticipated trends are monitored based on actual development and are reflected in estimates of ultimate claim costs.

     The liability for losses and LAE for certain long-term scheduled payments under workers' compensation, auto liability and other liability insurance has been discounted at rates ranging from 4% to 8%. As a result, the total liability for losses and LAE at December 31, 1994, 1993 and 1992 has been reduced by $71 million, $56 million and $51 million, respectively.

     The limits on risks retained vary by type of policy and risks in excess of certain retention limits are reinsured. Each insurance subsidiary establishes its own retention limits based on the individual company's surplus.

     Generally, reserves for reinsurance and involuntary pools and associations are reflected in GAI's results at the amounts reported by those entities.

     The following table provides an analysis of changes in AFC's estimated liability for losses and LAE, net of reinsurance (and grossed up), over the past three years on a GAAP basis:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1994       1993       1992
                                                               ------     ------     ------
                                                                  (DOLLARS IN MILLIONS)
    Balance at beginning of year.............................  $2,113     $2,123     $2,129
    Provision for losses and LAE occurring in the current
      year...................................................   1,027        879        882
    Net decrease in provision for claims occurring in prior
      years..................................................     (40)        (3)       (14)
                                                               ------     ------     ------
                                                                  987        876        868
    Payments for losses and LAE occurring during:
      Current year...........................................    (381)      (320)      (313)
      Prior years............................................    (532)      (566)      (561)
                                                               ------     ------     ------
                                                                 (913)      (886)      (874)
                                                               ------     ------     ------
    Balance at end of year...................................  $2,187     $2,113     $2,123
                                                               ======     ======     ======
    Add back reinsurance recoverables........................     730        611        547
                                                               ------     ------     ------
    Unpaid losses and LAE, gross of reinsurance..............  $2,917     $2,724     $2,670
                                                               ======     ======     ======

     Major components of the net decrease in the provision for claims occurring in prior years as reflected in the table above were as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1994      1993      1992
                                                                 -----     -----     -----
                                                                   (DOLLARS IN MILLIONS)
    Adjustment for reserve data reported by reinsureds and
      involuntary pools and associations.......................  $  28     $  45     $  32
    Adjustment for claim payments and anticipated claim
      payments in amounts less than previously anticipated.....    (73)      (53)      (47)
    Amortization of discount on certain long-term reserves.....      5         5         1
                                                                 -----     -----     -----
    Net decrease...............................................  $ (40)    $  (3)    $ (14)
                                                                 =====     =====     =====
    Net decrease as a percent of prior year's liability........   (1.9)%    (0.1)%    (0.7)%

     The following table presents the development of the liability for losses and LAE, net of reinsurance, on a GAAP basis for the last ten years. The top line of the table shows the estimated liability for unpaid losses and LAE recorded at the balance sheet date for the indicated years. The second line shows the re-estimated liability as of December 31, 1994. The remainder of the table presents development as percentages of the estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

                                                                         AT DECEMBER 31,
                                 ------------------------------------------------------------------------------------------------
                                  1984     1985     1986     1987     1988     1989     1990     1991     1992     1993     1994
                                 ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                       (DOLLARS IN MILLIONS)
Liability for unpaid losses
and loss adjustment expenses:
  As originally estimated......  $1,302   $1,605   $1,843   $2,024   $2,209   $2,246   $2,137   $2,129   $2,123   $2,113   $2,187
  As re-estimated at December
    31, 1994...................   2,101    2,379    2,250    2,214    2,275    2,271    2,120    2,086    2,085    2,073      n/a
  Liability re-estimated as of:
  One year later...............   108.2%   109.2%   102.7%   102.5%    99.8%   100.4%    98.6%    99.3%    99.9%    98.1%
  Two years later..............   120.5%   116.7%   107.3%   103.6%   100.0%    99.3%    97.7%    98.7%    98.2%
  Three years later............   126.2%   123.4%   109.7%   103.1%    99.7%    98.4%    97.4%    98.0%
  Four years later.............   132.8%   129.9%   110.8%   102.5%    98.7%    98.2%    99.2%
  Five years later.............   138.8%   132.3%   111.8%   102.6%    99.1%   101.1%
  Six years later..............   142.2%   134.8%   112.7%   103.5%   103.0%
  Seven years later............   145.5%   136.6%   115.3%   109.4%
  Eight years later............   148.1%   140.7%   122.1%
  Nine years later.............   153.0%   148.2%
  Ten years later..............   161.4%
Cumulative deficiency
  (Redundancy).................    61.4%    48.2%    22.1%     9.4%     3.0%     1.1%   (0.8)%   (2.0)%   (1.8)%   (1.9)%     n/a
                                 -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Cumulative paid as of:
  One year later...............    44.8%    45.5%    33.0%    29.2%    29.4%    32.3%    26.1%    26.4%    26.7%    25.2%
  Two years later..............    68.3%    69.0%    52.5%    49.0%    48.6%    48.2%    43.2%    43.0%    43.7%
  Three years later............    87.0%    84.6%    67.7%    63.5%    59.8%    59.2%    55.3%    55.4%
  Four years later.............    99.6%    96.6%    79.3%    72.2%    67.9%    67.6%    64.8%
  Five years later.............   109.3%   106.4%    86.4%    78.5%    74.0%    74.3%
  Six years later..............   117.7%   112.4%    91.9%    83.6%    79.5%
  Seven years later............   123.3%   117.3%    96.1%    87.7%
  Eight years later............   127.9%   121.3%   100.0%
  Nine years later.............   131.8%   125.2%
  Ten years later..............   135.9%

     This table does not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. For example, a deficiency related to losses settled in 1994, but incurred in 1984, would be included in the re-estimated liability and cumulative deficiency percentage for each of the years 1984 through 1993. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

     The adverse development in earlier years in the table above was partially caused by the effect of higher than projected inflation on medical, hospitalization, material, repair and replacement costs. Additionally, changes in the legal environment have influenced the development patterns over the past ten years. Two significant changes in the early to mid-1980s were the trend towards an adverse litigious climate and the change from contributory to comparative negligence.

     The adverse litigious climate is evidenced by an increase in lawsuits and damage awards, changes in judicial interpretation of legal liability and of the scope of policy coverage, and a lengthening of time it takes to settle cases. In addition, a trend has developed in the manner and timeliness of first claim notices. Historically, the first notification of claim came directly from the claimant; in recent years, however, there has been a gradual increase in the number of notifications in the form of direct legal action. Not only has this notification been less timely, it has been more adversarial in nature.

     The change in rules of negligence governing tort claims has also influenced the loss development trend. During the early to mid-1980s, most states changed from contributory to comparative negligence rules. When contributory negligence rules control, a plaintiff seeking damages is barred from recovering damages for a loss if it can be demonstrated that the plaintiff's own negligence contributed in any way to the cause of the injury. When comparative negligence rules control, a plaintiff's negligence is no longer a bar to recovery. Instead, the degree of plaintiff's negligence is compared to the negligence of any other party. Generally, if the plaintiff's negligence is 50% or less of the cause of the injury, the plaintiff can recover damages, but in an amount reduced by the portion of damage attributable to the plaintiff's own negligence. Many claims which would have been successfully defended under contributory negligence rules now result in an award of damages or a settlement during suit under the comparative negligence rules.

     Asbestos and Environmental Reserves of GAI. The insurance industry typically includes only claims relating to polluted waste sites and asbestos in defining environmental exposures. GAI extends this definition to include claims relating to breast implants, repetitive stress on keyboards, DES (a drug used in pregnancies years ago alleged to cause cancer and birth defects) and other latent injuries ("A&E").

     Establishing reserves for A&E claims is subject to uncertainties that are greater than those presented by other types of claims. Factors contributing to those uncertainties include a lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, and the extent and timing of any such contractual liability. Courts have reached different and sometimes inconsistent conclusions as to when a loss is deemed to have occurred, what policies provide coverage, what claims are covered, whether there is an insured obligation to defend, how policy limits are determined and other policy provisions. Management believes these issues are not likely to be resolved in the near future.

     Prior to the fourth quarter of 1994, GAI maintained reserves only on its reported A&E claims; reserves for claims incurred but not reported ("IBNR") were not allocated to A&E claims. Following completion of a detailed analysis in the fourth quarter, GAI allocated a specific portion of its IBNR reserves to A&E claims. Based on known facts, current law, and current industry practices, management believes that its reserves for such claims are adequate.

     The following table is a progression of reserves for exposures for which GAI has been held liable under general liability policies written years ago where environmental coverage was not intended and, in many cases, was specifically excluded.

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1994       1993       1992
                                                           ------     ------     ------
                                                              (DOLLARS IN MILLIONS)
        Reserves at beginning of year....................  $141.5     $142.6     $141.3
        Incurred losses and LAE(a).......................   118.3       36.4       27.9
        Paid losses and LAE..............................   (33.0)     (37.5)     (26.6)
                                                           ------     ------     ------
        Reserves at end of year, net of reinsurance
          recoverable....................................   226.8      141.5      142.6
        Reinsurance recoverable..........................   155.0      106.9       86.9
                                                           ------     ------     ------
        Gross reserves at end of year....................  $381.8     $248.4     $229.5
                                                           ======     ======     ======

---------------

(a) Amounts in 1994 reflect an allocation of a specific portion of IBNR reserves to A&E claims as described above.

     Since the mid-1980's, GAI has also written certain environmental coverages (asbestos abatement and underground storage tank liability) in which the premium charged is intended to provide coverage for the specific environmental exposures inherent in these policies. The business has been profitable since its inception. To date, approximately $160 million of premiums has been written and reserves for unpaid losses and LAE aggregated $56 million at December 31, 1994 (not included in the above table).

     Regarding APU. The following table provides an analysis of changes in APU's estimated liability for losses and LAE over the past three years, net of all reinsurance activity, on a GAAP basis:

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                             1994      1993      1992
                                                            ------     -----     -----
                                                              (DOLLARS IN MILLIONS)
        Balance at beginning of year......................  $  916     $ 764     $ 664
        Provision for losses and LAE occurring in the
          current year....................................   1,170       914       707
        Net decrease in provision for claims occurring in
          prior years(a)..................................     (79)      (58)      (20)
                                                            ------     -----     -----
                                                             1,091       856       687
        Reserves of subsidiaries purchased................      13        54        --
        Payments for losses and LAE occurring during:
          Current year....................................    (554)     (413)     (295)
          Prior years.....................................    (386)     (345)     (292)
                                                            ------     -----     -----
                                                              (940)     (758)     (587)
                                                            ------     -----     -----
        Balance at end of year............................  $1,080     $ 916     $ 764
                                                            ======     =====     =====
        Add back reinsurance recoverables.................      51        45
                                                            ------     -----
        Unpaid losses and LAE, gross of reinsurance.......  $1,131     $ 961
                                                            ======     =====

---------------
(a) Represents reductions in the estimates of ultimate losses and LAE related to such claims.

     The following table presents the development of APU's liability for losses and LAE, net of reinsurance, on a GAAP basis since 1989 (the year APU acquired its first insurance subsidiary).

                                                                                   AT DECEMBER 31,
                                                               -------------------------------------------------------
                                                                1989      1990     1991      1992      1993      1994
                                                               ------    ------    -----    ------    ------    ------
                                                                                (DOLLARS IN MILLIONS)
    Liability for Unpaid Losses and Loss Adjustment Expenses:
      As originally estimated................................  $  369    $  602    $ 664    $  764    $  916    $1,080
      As re-estimated at December 31, 1994...................     313       539      600       672       837       n/a
    Liability Re-estimated as of:
      One year later.........................................    97.0%     96.5%    97.0%     92.4%     91.4%
      Two years later........................................    89.7%     93.0%    93.4%     87.9%
      Three years later......................................    85.7%     91.0%    90.4%
      Four years later.......................................    85.5%     89.6%
      Five years later.......................................    84.7%
    Cumulative Redundancy                                       (15.3)%   (10.4)%   (9.6)%   (12.1)%    (8.6)%     n/a
                                                               ======    ======    =====    ======    ======    ======
    Cumulative Paid as of:
      One year later.........................................    19.5%     43.0%    44.1%     40.6%     40.9%
      Two years later........................................    49.1%     64.4%    64.5%     59.3%
      Three years later......................................    64.6%     75.2%    74.2%
      Four years later.......................................    71.4%     79.8%
      Five years later.......................................    75.1%

ANNUITY OPERATIONS

     General. AAG is a holding company whose primary asset is the capital stock of GALIC which it acquired from GAI on December 31, 1992. GALIC sells annuities primarily to employees of qualified not-for-profit organizations. GALIC is currently rated A (Excellent) by A.M. Best. AAG and its subsidiaries employ approximately 750 persons.

     The following table presents information concerning GALIC on a GAAP basis, unless otherwise noted.

                                                NINE MONTHS ENDED
                                                  SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                                -----------------     ----------------------------
                                                 1995       1994       1994       1993       1992
                                                ------     ------     ------     ------     ------
                                                              (DOLLARS IN MILLIONS)
Total assets..................................  $5,432     $4,965     $5,044     $4,883     $4,436
Annuity policyholders' funds accumulated......   4,837      4,487      4,596      4,257      3,974
GAAP stockholders' equity.....................     540        454        449        520        418
Statutory Basis:
  Capital and surplus.........................     272        256        256        251        216
  Asset valuation reserve (a).................      84         81         80         70         71
  Interest maintenance reserve (a)............      28         30         28         36         17
Annuity Receipts:
  Flexible premium:
     First year...............................  $   33     $   28     $   39     $   47     $   48
     Renewal..................................     145        152        208        223        233
                                                ------     ------     ------     ------     ------
                                                   178        180        247        270        281
  Single premium..............................     160        133        196        130         80
                                                ------     ------     ------     ------     ------
     Total annuity receipts...................  $  338     $  313     $  443     $  400     $  361
                                                ======     ======     ======     ======     ======

---------------

(a) Allocation of surplus for statutory reporting purposes.

     Annuity Products.   Annuities are long-term retirement savings plans that
allow policyholders to accrue interest on a tax-deferred basis. Certain employees of educational institutions and other not-for-profit groups are eligible to save for retirement through contributions made on a pre-tax basis. Contributions are made at the discretion of the participants through payroll deductions or through tax-free "rollovers" of funds. Federal income taxes are not payable on contributions or earnings until amounts are withdrawn.

     GALIC's principal products are FPDAs and SPDAs. FPDAs are characterized by premium payments that are flexible in amount and timing as determined by the policyholder. SPDAs are issued in exchange for a one-time lump-sum premium payment. Since January 1, 1990, approximately three-fourths of GALIC's SPDA receipts have resulted from rollovers of tax-deferred funds previously maintained by policyholders with other insurers. In 1994, FPDAs accounted for approximately 55% of GALIC's total annuity receipts.

     All of GALIC's annuity products have been fixed rate annuities. With a fixed rate annuity, an interest crediting rate is set by the issuer, periodically reviewed by the issuer and changed from time to time as determined to be appropriate. At December 31, 1994, approximately 94% of GALIC's policyholder liabilities consisted of annuities which offered a minimum interest rate guarantee of 4%. GALIC's new products offer a minimum guaranteed rate of 3%. All of GALIC's annuity policies permit GALIC to change the crediting rate at any time (subject to the minimum guaranteed interest rate). In determining the frequency and extent of changes in the crediting rate, GALIC takes into account the profitability of its annuity business and the relative competitive position of its products.

     AAG expects to begin marketing variable annuities in the fourth quarter of 1995. With variable annuities, the earnings credited to the policy vary based on the investment results of the underlying investment options chosen by the policyholder. Policyholders may also choose to direct all or a portion of their premiums to various fixed rate options. For AAG's products, all premiums directed to the variable options will be placed in funds managed by third party investment advisers. Premiums directed to one of the fixed rate options will become part of the Company's general account.

     GALIC seeks to maintain a desired spread between the yield on its investment portfolio and the rate it credits to its policies. GALIC accomplishes this by (i) offering crediting rates which it has the option to change, (ii) designing annuity products that encourage persistency and (iii) maintaining an appropriate matching of assets and liabilities. GALIC imposes certain surrender charges and front-end fees during the first five to ten years of a policy to discourage customers from surrendering or withdrawing funds in those early years. Over the past five years, the annual persistency rate of GALIC's annuity products has averaged 92%.

     At December 31, 1994, GALIC had approximately 250,000 annuity policies in force, nearly all of which were individual contracts. GALIC's policyholders are employees of over 8,300 institutions nationwide. Of the $4.7 billion in total statutory reserves held by GALIC as of December 31, 1994, approximately 94% were attributable to policies in the accumulation phase. Annuity surrender payments have averaged approximately 8% of statutory reserves over the past five years.


     Marketing. GALIC markets its annuities principally to employees of primary and secondary educational institutions. GALIC's management believes that this market segment is attractive because of the growth potential and persistency rate it has demonstrated. In 1994, written premiums from this market segment represented approximately three-fourths of GALIC's total tax-qualified premiums.


     GALIC markets its annuity products through approximately 75 managing general agents ("MGAs") who, in turn, direct more than 1,000 actively producing independent agents. GALIC has developed its business since 1980 on the basis of its relationships with MGAs and independent agents primarily through a consistent marketing approach and responsive service.

     GALIC is licensed to sell its products in all states (except New York) and in the District of Columbia and Virgin Islands. The geographical distribution of GALIC's annuity premiums written in 1994 and the nine months ended September 30, 1995 was as follows.

                                              NINE MONTHS ENDED              YEAR ENDED
                                              SEPTEMBER 30, 1995         DECEMBER 31, 1994
                                            ----------------------     ----------------------
                 LOCATION                   DOLLARS     PERCENTAGE     DOLLARS     PERCENTAGE
                 --------                   -------     ----------     -------     ----------
                                                          (DOLLARS IN MILLIONS)
California................................   $  64          18.9%       $  91          20.6%
Florida...................................      26           7.7           38           8.6
Massachusetts.............................      23           6.8           35           7.9
Michigan..................................      22           6.5           40           9.0
Ohio......................................      22           6.5           27           6.1
North Carolina............................      18           5.3           13           2.9
Washington................................      17           5.0           16           3.6
Texas.....................................      15           4.4           11           2.5
Minnesota.................................      14           4.1           20           4.5
New Jersey................................      13           3.9           20           4.5
Connecticut...............................      11           3.3           20           4.5
Illinois..................................      10           3.0           14           3.2
All others................................      83          24.6           98          22.1
                                             -----         -----        -----         -----
                                             $ 338         100.0%       $ 443         100.0%
                                             =====         =====        =====         =====

     Sales of annuities are affected by many factors, including: (i) competitive rates and products; (ii) the general level of interest rates; (iii) the favorable tax treatment of annuities; (iv) commissions paid to agents; (v) services offered; (vi) ratings from independent insurance rating agencies; and
(vii) general economic conditions.

     Acquisition of Laurentian. On November 13, 1995, AAG completed the acquisition of Laurentian, a life insurance holding company. Laurentian's principal insurance subsidiaries are Loyal and Prairie.


     AAG paid approximately $106 million for the outstanding common stock of Laurentian and repaid $45 million of Laurentian indebtedness concurrently with the acquisition. Approximately $90 million of the purchase price came from GALIC's funds available for investment. AAG funded the balance with the proceeds of a rights offering completed in August 1995 (which raised approximately $37 million), borrowings under its line of credit and cash on hand.

     Loyal, located in Mobile, Alabama, markets various forms of life, accident and health insurance and annuities, principally with the sponsorship of credit union and banks. It also writes life and health insurance through independent brokers. Loyal has been endorsed by 15 state credit union leagues and currently has access to over three million credit union members and their families. In 1994, Loyal acquired Purity Financial Corporation ("Purity"), a marketing organization that has developed a selling technique used at credit union locations which focuses on financial planning for credit union members. Purity has selling relationships which provide access to more than one million credit union members. An expanding market segment for Loyal has been the employer/employee market where products are sold on a payroll deduction basis. In 1994, and for nine months ended September 30, 1995, Loyal collected $43 million and $31 million, respectively, in life, health and annuity premiums. At September 30, 1995, Loyal had total statutory assets of approximately $252 million, reserves for future policy benefits of approximately $195 million, and capital and surplus of approximately $35 million.

     Prairie, located in Rapid City, South Dakota, markets individual life insurance and annuity policies with the sponsorship of state associations of funeral directors as well as individual funeral directors across the country. At year-end 1994, Prairie had relationships with more than 2,000 funeral homes nationwide. In 1994 and for the nine months ended September 30, 1995, Prairie collected $53 million and $56 million, respectively, in life and annuity premiums. At September 30, 1995, Prairie had total statutory assets of approximately $353 million, reserves for future policy benefits of approximately $312 million and capital and surplus of approximately $24 million.

REGULATION

     Each of AFG's insurance company subsidiaries is subject to regulation in the jurisdictions where it does business. In general, the insurance laws of the various states establish regulatory agencies with broad administrative powers governing, among other things, premium rates, solvency standards, licensing of insurers, agents and brokers, trade practices, forms of policies, maintenance of specified reserves and capital for the protection of policyholders, deposits of securities for the benefit of policyholders, investment activities and relationships between insurance subsidiaries and their parents and affiliates. Material transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed and prior approval of the applicable insurance regulatory authorities generally is required for any such transaction which may be deemed to be material or extraordinary. In addition, while differing from state to state, these regulations typically restrict the maximum amount of dividends that may be paid by an insurer to its shareholders in any twelve-month period without advance regulatory approval. Such limitations are generally based on earnings or statutory surplus. Under applicable restrictions, the maximum amount of dividends that may be paid by the Company's insurance subsidiaries during 1995 without seeking regulatory clearance is $179 million.

     Changes in state insurance laws and regulations have the potential to materially affect the revenues and expenses of the insurance operations. The Company is unable to predict whether or when laws or regulations may be adopted or enacted in such states or what the impact of such developments would be on the future operations and revenues of its insurance businesses in such states.

     In August 1994, the California Supreme Court upheld Proposition 103, an insurance reform measure passed by California voters in 1988. In addition to increasing rate regulation, Proposition 103 gives the California Insurance Commissioner (the "California Commissioner") power to mandate rate rollbacks for most lines of property and casualty insurance. By its terms, Proposition 103 does not affect workers' compensation insurance. During 1995, the Company finalized a settlement agreement with the California Department of Insurance setting its refund obligation at $19 million.


     Prior to January 1, 1995, minimum premium rates for California workers' compensation insurance were determined by the California Commissioner based in part upon recommendations of the Workers' Compensation Insurance Rating Bureau of California. In July 1993, California enacted legislation (the "Reform Legislation") effecting an immediate overall 7% reduction in workers' compensation insurance premium rates and replacing the workers' compensation insurance minimum rate law, effective January 1, 1995, with a procedure permitting insurers to use any rate within 30 days after its filing with the California Commissioner unless the rate is disapproved by the California Commissioner. On December 1, 1993, the California Commissioner ordered an additional 12.7% minimum premium rate decrease effective January 1, 1994 for new and renewal policies entered into on or after January 1, 1994. On September 21, 1994, the California Commissioner ordered an additional 16% minimum premium rate decrease effective October 1, 1994 for all new and renewal policies with anniversary dates on or after October 1, 1994 as well as the unexpired portion of policies incepting on or after January 1, 1994.


     Also as a result of the Reform Legislation's provisions permitting employers to require injured workers to obtain medical services from "managed" health care organizations under prescribed circumstances, several health care organizations have become affiliated, contractually and otherwise, with certain workers' compensation insurers. During 1994, Republic Indemnity entered into a managed care arrangement with a health care organization. The Company continues to evaluate the implications of these provisions, as well as the resulting affiliations, but is unable to predict their ultimate impact on its workers' compensation insurance operations.

     The NAIC is an organization which is comprised of the chief insurance regulator for each of the 50 states and the District of Columbia. In 1990, the NAIC began an accreditation program to ensure that states have adequate procedures in place for effective insurance regulation, especially with respect to financial solvency. The accreditation program requires that a state meet specific minimum standards in over 15 regulatory areas to be considered for accreditation. The accreditation program is an ongoing process and once accredited, a state must enact any new or modified standards approved by the NAIC within two years following adoption. As of September 30, 1995, 46 states were accredited, including Ohio, California, Delaware, Florida, Illinois and Indiana, states which regulate AFG's largest insurance subsidiaries.

     The NAIC has adopted the Risk Based Capital For Insurers Model Act which applies to both life and property and casualty companies. The risk-based capital formulas determine the amount of capital that an insurance company needs to ensure that it has an acceptably low expectation of becoming financially impaired. The Model Act provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level". The risk-based capital formulas became effective in 1993 for life companies and became effective with the filing of the 1994 Annual Statement for property and casualty companies. Based on the 1994 results of AFG's insurance companies, all such companies are adequately capitalized.


     The NAIC has been considering the adoption of a model investment law for several years. The current projection for adoption of a model investment law is 1996, at the earliest. It is not yet determined whether the model investment law would be added to the NAIC accreditation standards so that consideration of the model for adoption in states would be required for the achievement or continuation of any state's accreditation. It is not possible to predict the impact of these activities on AFG's insurance subsidiaries.

INVESTMENT PORTFOLIO

     General. A breakdown of AFG's September 30, 1995 investment portfolio by business segment follows (excluding investment in equity securities of investee corporations).

                                                           CARRYING VALUE                 TOTAL
                                                -------------------------------------    MARKET
                                                 P&C      ANNUITY    OTHER     TOTAL      VALUE
                                                ------    -------    -----    -------    -------
                                                             (DOLLARS IN MILLIONS)
    Cash and short-term investments...........  $  151     $   55     $ 54    $   260    $   260
    Bonds and redeemable preferred stocks.....   4,351      4,685       44      9,080      9,248
    Other stocks, options and warrants........     204         25       --        229        229
    Loans receivable..........................     221        472        4        697        697(a)
    Real estate and other investments.........     125         36       54        215        215(a)
                                                ------     ------     ----    -------    -------
                                                $5,052     $5,273     $156    $10,481    $10,649
                                                ======     ======     ====    =======    =======

---------------

(a) Carrying value used since market values are not readily available.


     Fixed Maturity Investments. Unlike most insurance groups which have portfolios that are invested heavily in tax-exempt bonds, AFG invests substantial amounts in taxable bonds. The NAIC assigns quality ratings which range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows AFG's bonds and mandatory redeemable preferred stocks, by NAIC designation (and comparable Standard & Poor's Corporation rating) as of September 30, 1995.

                                                                                      % OF
 NAIC                                                         AMORTIZED    MARKET    TOTAL
RATING                 COMPARABLE S&P RATING                    COST       VALUE     MARKET
------                 ---------------------                  ---------    ------    ------
                                                                 (DOLLARS IN MILLIONS)
   1     AAA, AA, A........................................     $5,918     $6,094       66%
   2     BBB...............................................      2,594      2,667       29
                                                                ------     ------      ---
         Total investment grade............................      8,512      8,761       95
                                                                ------     ------      ---
   3     BB................................................        318        325        3
   4     B.................................................        143        153        2
   5     CCC, CC, C........................................         --         --       --
   6     D.................................................         --          9       (a)
                                                                ------     ------      ---
         Total non-investment grade........................        461        487        5
                                                                ------     ------      ---
         Total.............................................     $8,973     $9,248      100%
                                                                ======     ======      ===

---------------

(a) Less than 1%


     Risks inherent in connection with fixed income securities include loss upon default and market price volatility. Factors which can affect the market price of securities include: credit worthiness, changes in interest rates, the number of market makers and investors, defaults by major issuers of securities and public concern about concentrations in certain types of securities by institutions.

     AFG's primary investment objective for bonds and mandatory redeemable preferred stocks is to receive interest and dividend income rather than to realize capital gains. AFG invests in bonds and mandatory redeemable preferred stocks that have primarily short-term and intermediate-term maturities. This practice allows flexibility in reacting to fluctuations of interest rates.

     Equity Investments. AFG's equity investment practice permits concentration of attention on a relatively limited number of companies. Some of the equity investments, because of their size, may not be as readily marketable as the typical small investment position. Alternatively, a large equity position may be attractive to persons seeking to control or influence the policies of a company and AFG's concentration in a relatively small number of companies may permit it to identify investments with above average potential to increase in value.

     At September 30, 1995, the carrying values and the market values of AFG's investment in Chiquita and Citicasters, as well as its ownership percentages in these investee corporations, were as follows:

                                        SEPTEMBER 30, 1995
                             ----------------------------------------
                             CARRYING     MARKET     AFG'S OWNERSHIP
                              VALUE       VALUE         PERCENTAGE
                             --------     ------     ----------------
                                 (DOLLARS IN
                                  MILLIONS)
Chiquita.................     $255.4      $411.6            45%
Citicasters..............       72.8      168.4             37%
                             --------     ------
                              $328.2      $580.0
                             ========     ======

CHIQUITA

     Chiquita is a leading international marketer, processor and producer of quality fresh and processed food products. The core of Chiquita's fresh foods operations is the marketing, distribution and sourcing of bananas. Sales of bananas comprise approximately 60% of Chiquita's total net sales, excluding its meat division held for sale. In 1994, Chiquita sold over 40% of its total banana volumes in each of Europe and North America. Chiquita has generally been able to obtain a premium price for its bananas due to its reputation for quality and its innovative marketing techniques. The Company currently owns, either directly or indirectly, 45% of Chiquita. See "Risk Factors -- Concentration of Certain Equity Investments" for further discussion of Chiquita's foreign operations.

CITICASTERS

     Citicasters owns and operates two network-affiliated television stations, 12 FM radio stations and four AM radio stations. Substantially all of Citicasters' broadcast revenues come from the sale of advertising time to local and national advertisers. Local advertisements are sold by each stations' sales personnel and national spots are sold by independent national sales representatives.

     Citicasters' AM radio stations offer their listeners a wide range of programs including news, music, discussion, commentary and sports. Citicasters' FM radio stations offer programming more focused on music. Citicasters' television stations receive a significant portion of their programming from their respective networks; the networks sell commercial advertising time within such programming. The competitive position of the stations is directly affected by viewer acceptance of network programs. The non-network programs broadcast by the stations are either produced by the stations or acquired from other sources. Locally originated programs include a wide range of show types such as news, entertainment, sports, public affairs and religious programs. At September 30, 1995, the Company controlled 37% of Citicasters (24% through GAI and 13% through American Financial Enterprises, Inc., an 83%-owned subsidiary of AFG ("AFEI")).

                                   MANAGEMENT

     The directors and executive officers of the Company are as follows:

         NAME             AGE(A)                         POSITION
         ----             ------                         --------
Carl H. Lindner             76       Chairman of the Board and Chief Executive Officer
Carl H. Lindner III         42       President and a Director
S. Craig Lindner            40       Vice Chairman of the Board
Keith E. Lindner            36       Vice Chairman of the Board
Theodore H. Emmerich        69       Director
James E. Evans              49       Senior Vice President, General Counsel and a
                                     Director
Thomas M. Hunt              72       Director
William R. Martin           66       Director
Alfred W. Martinelli        67       Director
Neil M. Hahl                47       Senior Vice President
Thomas E. Mischell          47       Senior Vice President - Taxes
Fred J. Runk                52       Senior Vice President and Treasurer

---------------
(a) As of November 1, 1995

     Carl H. Lindner is Chairman of the Board and Chief Executive Officer of the Company. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of APU since 1987. Mr. Lindner serves as Chairman of the Board of the following additional companies: AAG, AFEI, Chiquita and Citicasters. Carl H. Lindner is the father of Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner.

     Carl H. Lindner III is the President of AFG and has been President of GAI for more than five years. He also has been President of APU since 1991.

     S. Craig Lindner is a Vice Chairman of AFG. He has been President of AAG since 1993 and a Senior Executive Vice President of American Money Management Corporation, an AFG subsidiary providing investment services to the Company and certain of its affiliates, for more than five years. Mr. Lindner is also a director of AAG, Chiquita and Citicasters.

     Keith E. Lindner is a Vice Chairman of AFG. He is also President, Chief Operating Officer and a director of Chiquita.

     Theodore H. Emmerich is a retired managing partner of Ernst & Young LLP, certified public accountants, Cincinnati, Ohio. He is also a director of Citicasters, Carillon Fund, Inc., Carillon Investment Trust, Gradison-McDonald Municipal Custodian Trust, Gradison-McDonald Cash Reserve Trust and Summit Investment Trust.

     James E. Evans is Senior Vice President, General Counsel and a director of AFG. He has served as Vice President and General Counsel of AFC for more than five years. Mr. Evans is also a director of AFEI and Citicasters.

     Thomas M. Hunt has been Chairman of the Board of Hunt Petroleum Corporation, an oil and gas production company, for over five years.

     William R. Martin has been Chairman of the Board of MB Computing, Inc., a computer software and services company, for more than five years. He is also a director of AAG.

     Alfred W. Martinelli was President and Chief Executive Officer of APU from 1982 until 1987. For more than five years he has been Chairman and Chief Executive Officer of Buckeye Management Company, an

APU subsidiary which is the sole general partner of Buckeye Partners, L.P., a limited partnership principally engaged in pipeline transportation of refined petroleum products. He is also a director of AAG.

     Neil M. Hahl is a Senior Vice President of the Company. He has been a Senior Vice President of APU for more than five years.

     Thomas E. Mischell is Senior Vice President - Taxes of AFG. He has served as a Vice President of AFC for more than five years.

     Fred J. Runk is Senior Vice President and Treasurer of AFG. He has served as Vice President and Treasurer of AFC for more than five years. He is also a director of AFEI and Chiquita.

                             HOLDINGS OF MANAGEMENT

     The following table sets forth information, as of the effective date of the Merger in April 1995 and at November 15, 1995, concerning ownership of outstanding AFG Common Stock by the Company's directors and executive officers:

                                                                COMMON STOCK
                                              COMMON STOCK         HELD AT
                                                HELD AT         NOVEMBER 15,
DIRECTOR OR EXECUTIVE OFFICER               APRIL 3, 1995(a)     1995(a)(b)
-----------------------------               ----------------   --------------
 Carl H. Lindner .........................     11,122,474         11,748,818(b)
 Carl H. Lindner III......................      4,653,129          4,710,607(c)
 S. Craig Lindner.........................      4,653,130          4,710,608(c)
 Keith E. Lindner.........................      4,653,131          4,710,609(c)
 Theodore H. Emmerich.....................            400                400
 James E. Evans...........................         25,000             41,071(d)
 Thomas M. Hunt...........................          3,000              3,000
 William R. Martin........................             --                 --
 Alfred W. Martinelli.....................        446,799(e)         446,799(e)
 Neil M. Hahl.............................         37,814             37,851
 Thomas E. Mischell.......................          9,500             20,439(f)
 Fred J. Runk.............................            725              1,606
                                              -----------        -----------
           Total..........................     25,605,102         26,431,808
                                              ===========        ===========

---------------
(a) Includes shares held (i) by trusts over which the individual or his spouse has voting and investment power, (ii) by the minor children, or trusts for the benefit of the minor children, of the individual listed or (iii) in the individual's account in the Company's Employee Stock Purchase Plan. Excludes shares issuable upon the exercise of employee stock options.

(b) Includes 652,722 shares purchased upon exercise of employee stock options in August 1995 at an aggregate exercise price of $13.6 million and 99,734 shares purchased in October 1995 at an aggregate cost of $2.9 million pursuant to the provisions of the Company's Dividend Reinvestment Plan.

(c) Includes, for each person, 25,000 shares purchased in an open market transaction in May 1995 at a cost of $618,000 each. Also includes for each person 32,478 shares purchased in October 1995 at an aggregate cost of $950,000 each pursuant to the provisions of the Company's Dividend Reinvestment Plan.

(d) Includes 4,400 shares purchased in open market transactions in November 1995 at an aggregate cost of $126,500 and 10,819 shares purchased upon exercise of employee stock options at an exercise price of $238,000.

(e) Represents shares issuable upon conversion of the Company's convertible preferred stock.

(f) Includes 10,400 shares purchased in open market transactions at an aggregate cost of $275,425.

                          DESCRIPTION OF COMMON STOCK

     AFG is incorporated under the laws of the State of Ohio. The following description is a summary and is qualified in its entirety by the provisions of AFG's Articles of Incorporation, Code of Regulations and the Ohio General Corporation Law.

     The total number of authorized shares of Common Stock is 200,000,000. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of Common Stock have the right to cumulate their votes in the election of directors but are not entitled to any preemptive rights.

     Subject to preferences which may be granted to holders of preferred stock, holders of Common Stock are entitled to the share of such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after the payment of liabilities and any preferred stock liquidation preferences.

     AFG is authorized to issue 12,500,000 shares of voting preferred stock and 12,500,000 shares of nonvoting preferred stock, each without par value. At September 30, 1995, AFG had 212,698 shares of convertible preferred stock outstanding. There are 446,799 shares of Common Stock reserved for issuance upon conversion of the convertible preferred stock. AFG's Articles of Incorporation authorize the Board of Directors, without further shareholder approval, to designate for any series of preferred stock not fixed in AFG's Articles of Incorporation the designations, preferences, conversion rights, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as they determine and as are permitted by the Ohio General Corporation Law.

     AFG's stock option plan allows for the grant of options for up to 6.1 million shares of Common Stock at a price not less than the fair market value of the underlying Common Stock at the date of grant. Options granted to officers and key employees become exercisable at the rate of 20% per year commencing one year after grant; those granted to non-employee directors of AFG are fully exercisable upon grant. All options expire ten years after the date of grant. At September 30, 1995, options for 2,617,519 shares were outstanding.

     The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

     The Company acts as its own transfer agent and registrar.

                       CERTAIN UNITED STATES FEDERAL TAX
                   CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following general discussion is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such Common Stock who acquire and own such Common Stock as a capital asset within the meaning of Section 1221 of the Code. A "Non-U.S. Holder" is a person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder.

     This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. This discussion also does not consider the tax consequences to any person who is a shareholder, partner or beneficiary of a holder of the Common Stock. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle," "hedge," or "conversion transaction").

     The following discussion is based on provisions of the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial authority and administrative interpretations, and the relevant facts as of the date hereof. The foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the United States federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any U.S. state, local or other U.S. or non-U.S. tax jurisdiction.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. The Income Tax Treaty Between Canada and the United States generally reduces the withholding tax rate on dividends to 15% for holders of less than 10% of the voting stock of the Company and to 10% for holders of 10% or more of the voting stock of the Company. Under the third Protocol to the Treaty, which became effective on November 9, 1995, the withholding tax rate is further reduced for holders of 10% or more of the voting stock of the Company. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to permanent establishment, or, in the case of an individual, a "fixed base," in the United States ("U.S. trade or business income") are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

     Dividends paid to an address in a foreign county are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above, and under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed U.S. Treasury regulations, not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of a reduced treaty rate would be required to satisfy applicable certification and other requirements, including the requirement to file a form containing the holder's name and address and an official statement by the competent authority in the foreign country attesting to the holder's status as a resident thereof.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty, or whose dividends have otherwise been subjected to withholding in an amount which exceeds such holder's U.S. federal income tax liability, may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

DISPOSITION OF COMMON STOCK

     Except as described below, Non-U.S. Holders generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock provided that: (a) the gain is not U.S. trade or business income,
(b) the Non-U.S. Holder is not an individual who is present in the United States for 183 or more days in the taxable year of the disposition and who meets certain other requirements, (c) the Non-U.S. Holder is not subject to tax pursuant to the provisions of the U.S. tax law applicable to certain United States expatriates, and (d) either the Company is not a "U.S. real property holding corporation" for federal income tax purposes or (i) the Common Stock are "regularly traded on an established securities market" (within the meaning of the relevant provisions of the Code) and (ii) the Non-U.S. Holder has not held, directly or indirectly, at any time during the 5-year period ending on the date of disposition, more than 5% of the Common Stock. The Company believes that it is not now and has not been within the past five years, and anticipates that it will not become, a U.S. real property holding corporation for U.S. federal income tax purposes.

FEDERAL ESTATE TAXES

     In general, an individual who is a Non-U.S. Holder for U.S. estate tax purposes will incur liability for U.S. federal estate tax if the fair market value of the property included in such individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Common Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's taxable estate for U.S. federal estate tax purposes, unless an applicable tax treaty provides otherwise. Under the Protocol, which would have limited retroactive effect, Common Stock of a Non-U.S. Holder who is a Canadian resident, for purposes of the Treaty and who is not a citizen of the United States, would not be includable in such Holder's taxable estate provided that such shares are not part of the business property of a permanent establishment or fixed base in the United States, the value of the decedent's worldwide gross estate does not exceed $1.2 million, and the Company is not and has not been within the past five years a U.S. real property holding corporation for U.S. federal income tax purposes.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply whether or not withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. The United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder to an address outside the United States.

     Except as provided below, Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of Common Stock effected by the foreign office of a broker; provided, however, that, if the broker is a U.S. person or a U.S. related person, information reporting (but not backup withholding) would apply unless the broker had documentary evidence in its records as to the Non-U.S. Holder's foreign status, or the Non-U.S. Holder certifies as to its foreign status under penalty or perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income form all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

                                  UNDERWRITING


     Under terms and subject to the conditions contained in an Underwriting
Agreement dated December   , 1995 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Furman Selz Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of shares of Common Stock:


                                                                 NUMBER
                             UNDERWRITER                        OF SHARES
                             -----------                        ---------
        CS First Boston Corporation...........................
        Donaldson, Lufkin & Jenrette Securities Corporation...
        Furman Selz Incorporated..............................
                                                                ---------
             Total............................................  4,000,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $     per share, and the Underwriters and such dealers may allow a discount
of $     per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Company and its executive officers and directors have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Company's Common Stock without the prior written consent of CS First Boston Corporation, for a period of 90 days after the date of this Prospectus.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     Each of the Representatives and certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect to Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock and certain other legal matters in connection with the Offering will be passed upon for the Company by Keating, Muething & Klekamp. Certain legal matters will be passed upon for the Underwriters by Taft, Stettinius & Hollister.

                                    EXPERTS

     The consolidated financial statements of AFC appearing in AFC's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such report is based in part on the reports of Deloitte & Touche LLP, independent auditors, relating to the consolidated financial statements of American Premier Underwriters, Inc. and of Deloitte & Touche, independent auditors, relating to the consolidated financial statements of General Cable Corporation. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from American Premier Underwriters, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Corporate Structure...................    4
Prospectus Summary....................    5
Risk Factors..........................   13
Use of Proceeds.......................   18
Price Range of Common Stock and
  Dividends...........................   19
Capitalization........................   20
Unaudited Pro Forma Financial
  Information.........................   21
Business..............................   25
Management............................   45
Holdings of Management................   46
Description of Common Stock...........   47
Certain United States Federal Tax
  Consequences to Non-United States
  Holders.............................   47
Underwriting..........................   50
Notice to Canadian Residents..........   51
Legal Matters.........................   52
Experts...............................   52

------------------------------------------------------

------------------------------------------------------


                                    American

                                   Financial
                                  Group, Inc.

                                4,000,000 Shares

                                  Common Stock
                               ($1.00 par value)

                                   PROSPECTUS

                                CS First Boston

                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

                            Furman Selz Incorporated
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the offering described in this Registration Statement:

Securities and Exchange Commission registration fee*..............................  $ 25,815
National Association of Securities Dealers, Inc. filing fee*......................    13,407
New York Stock Exchange listing fee*..............................................    16,100
Accounting fees and expenses......................................................    25,000
Legal fees and expenses...........................................................    17,500
Blue Sky fees and expenses........................................................     7,500
Printing and engraving expenses...................................................    75,000
Marketing expenses................................................................    75,000
Miscellaneous.....................................................................    44,678
                                                                                    --------
     TOTAL........................................................................  $300,000
                                                                                    ========

---------------

* Actual; other expenses are estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Ohio Revised Code, Section 1701.13(E), allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless deemed otherwise by the court. Indemnifications are to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court. The Registrant's Code of Regulations extends such indemnification.

     The Registrant maintains, at its expense, Directors and Officers Liability and Company Reimbursement Liability Insurance. The Directors and Officers Liability portion of such policy covers all directors and officers of the Registrant and of the companies which are, directly or indirectly, more than 50% owned by the Registrant. The policy provides for payment on behalf of the directors and officers, up to the policy limits and after expenditure of a specified deductible, of all Loss (as defined) from claims made against them during the policy period for defined wrongful acts, which include errors, misstatements or misleading statements, acts or omissions and neglect or breach of duty by directors and officers in the discharge of their individual or collective duties as such. The insurance includes the cost of investigations and defenses, appeals and bonds and settlements and judgments, but not fines or penalties imposed by law. The insurance does not cover any claim arising out of acts alleged to have been committed prior to October 24, 1978. The insurer limit of liability under the policy is $50,000,000 in the aggregate for all losses each year subject to certain individual and aggregate deductibles. The policy contains various exclusions and reporting requirements.

     The Registrant also has entered into indemnification agreements with its executive officers and directors providing for indemnification against certain liabilities to the fullest extent provided by Ohio law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


EXHIBIT NUMBER                                DESCRIPTION OF DOCUMENT
--------------                                -----------------------
      1*           Form of Proposed Underwriting Agreement.
      5*           Opinion of Keating, Muething & Klekamp as to legality of the shares of Common
                   Stock.
     23.1*         Consent of Independent Auditors.
     23.2*         Consent of Independent Auditors.
     23.3*         Consent of Keating, Muething & Klekamp (contained in Exhibit 5).
     24*           Powers of Attorney (contained on the signature page).


---------------

* previously filed.


ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, as of the 22nd day of November, 1995.


                                            AMERICAN FINANCIAL GROUP, INC.

                                            By: CARL H. LINDNER
                                                --------------------------
                                                Carl H. Lindner
                                                Chairman of the Board
                                                (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                 SIGNATURE                                  CAPACITY                        DATE
                 ---------                                  --------                        ----
* CARL H. LINDNER                            Chairman of the Board and Chief        November 22, 1995
-----------------                            Executive Officer and a Director
Carl H. Lindner

* CARL H. LINDNER III                        Director                               November 22, 1995
---------------------
Carl H. Lindner III

* S. CRAIG LINDNER                           Director                               November 22, 1995
------------------
S. Craig Lindner

* KEITH E. LINDNER                           Director                               November 22, 1995
------------------
Keith E. Lindner

* JAMES E. EVANS                             Director                               November 22, 1995
----------------
James E. Evans

* THEODORE H. EMMERICH                       Director                               November 22, 1995
----------------------
Theodore H. Emmerich

* WILLIAM R. MARTIN                          Director                               November 22, 1995
-------------------
William R. Martin

* ALFRED W. MARTINELLI                       Director                               November 22, 1995
----------------------
Alfred W. Martinelli

 FRED J. RUNK                                Senior Vice President and Treasurer    November 22, 1995
-------------                                (Principal Financial and Accounting
Fred J. Runk                                 Officer)

*By: FRED J. RUNK
     ------------------------------
     Fred J. Runk, Attorney-in-fact